SCHEDULE 13E-3


                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                 Rule 13e-3 Transaction Statement
   (Pursuant to Section 13(e) of the Securities Exchange Act of
                              1934)

                     HARDWICK HOLDING COMPANY
                      -----------------------
                       (Name of the Issuer)

                     HARDWICK HOLDING COMPANY
               -------------------------------------
               (Name of Person(s) Filing Statement)

              COMMON STOCK, $.50 PAR VALUE PER SHARE
              --------------------------------------
                  (Title of Class of Securities)

                          Not Applicable
              -------------------------------------
              (CUSIP Number of Class of Securities)

  Richard R. Cheatham, Kilpatrick & Cody, 1100 Peachtree Street,
           Suite 2800, Atlanta, Georgia (404) 815-6570
   (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and
     Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [x]  A tender offer.
     d.   [ ]  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                            Calculation of Filing Fee
-------------------------------------------------------------------------
  Transaction Valuation                              Amount of Filing Fee
      $511,500.00                                           $102.30
-------------------------------------------------------------------------


*For the purposes of calculating the filing fee only. This amount assumes the purchase by Hardwick Holding Company of 25,575 shares of its common stock for $20.00 per share. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, equals 1/50th of one percentum of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  None
                        ----------------------
Form or Registration No.:  Not Applicable
                           -------------------
Filing Party:  Not Applicable
               --------------
Date Filed:  Not Applicable
             --------------
      This statement relates to an offer by Hardwick Holding Company ("Holding Company"), a business corporation organized under the laws of Georgia, to purchase up to 25,575 shares of Holding Company common stock, par value $.50 per share ("Holding Company Stock"), upon the terms and conditions set forth in the Offer to Purchase ("Offer to Purchase"), dated December 5, 1996 and the related Letter of Transmittal (together constituting the "Offer") which is annexed to and filed with this statement as Exhibits (d)(1) and (d)(2), respectively. An Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") is filed concurrently with the filing of this Schedule 13E-3.

      The following cross reference sheet, prepared pursuant to General Instruction F to the Schedule 13E-3, shows the location in the Offer to Purchase of the information required to be included in response to the items of the Schedule 13E-3. The information contained in the Offer to Purchase, including all the exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Offer to Purchase and exhibits thereto.

1.      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

      (a) The information set forth in the section of the Offer to Purchase entitled CERTAIN INFORMATION CONCERNING THE
COMPANY - The Company is incorporated herein by reference.

      (b)-(d) The information set forth in the section of the Offer to Purchase entitled CERTAIN INFORMATION CONCERNING THE
COMPANY - Price Range of Common Stock and Dividends is incorporated herein by reference.

      (e)    Not applicable.

      (f) The information set forth in the section of the Offer to Purchase entitled CERTAIN INFORMATION CONCERNING THE
COMPANY - Price Range of Common Stock and Dividends is incorporated herein by reference.


2.     IDENTITY AND BACKGROUND

      This statement has been filed by the issuer, Hardwick
Holding Company.

      (a)-(d), (g) The information set forth in the section of the Offer to Purchase entitled CERTAIN INFORMATION CONCERNING THE
COMPANY - Common Stock Owned by Directors and Executive Officers is incorporated herein by reference.

      (e)-(f) During the last five years, none of the Executive Officers nor any of the Directors of the Holding Company, nor any of the other persons listed by reference in the answers to (a)-
(d) above, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

      (a)    Not Applicable.

      (b)    Not Applicable.


4.    TERMS OF THE TRANSACTION

      (a) The information set forth in the section of the Offer to Purchase entitled TERMS OF THE TENDER OFFER is incorporated herein by reference.

      (b)    Not Applicable.


5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

      (a)-(f) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - Background and
Purpose of the Tender Offer and TERMS OF THE TENDER OFFER is incorporated herein by reference.

      (g) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - Background and Purpose of the Tender Offer and CERTAIN EFFECTS OF THE TENDER OFFER - Termination of Obligation to File Exchange Act Reports is incorporated herein by reference.


6.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (a) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - Source of Funds is incorporated herein by reference.

      (b) The information set forth in the section of the Offer to Purchase entitled TERMS OF THE TENDER OFFER - Expenses of Tender Offer is incorporated herein by reference.

      (c)-(d)  Not applicable.


7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

      (a)-(c) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - Background and
Purpose of the Tender Offer is incorporated herein by reference.

      (d) The information set forth in the sections of the Offer to Purchase entitled THE TENDER OFFER - Special Factors -
Benefits and Detriments of the Tender Offer and CERTAIN EFFECTS
OF THE TENDER OFFER is incorporated herein by reference.


8.    FAIRNESS OF THE TRANSACTION

      (a)-(e) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - Special Factors is incorporated herein by reference.

      (f)    Not applicable.

9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

      (a) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - Special Factors -
No Appraisals or Independent Committee is incorporated herein by reference.

      (b)    Not Applicable.

      (c)    Not Applicable.


10.   INTEREST IN SECURITIES OF THE ISSUER

      (a) The information set forth in the section of the Offer to Purchase entitled CERTAIN INFORMATION CONCERNING THE
COMPANY - Common Stock Owned by Directors and Executive Officers is incorporated herein by reference.

      (b) The information set forth in the section of the Offer to Purchase entitled CERTAIN INFORMATION CONCERNING THE COMPANY -
Price Range of Common Stock and Dividends is incorporated herein by reference.

11.   CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO
      THE ISSUER'S SECURITIES

      Not Applicable.

12.   PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
      WITH REGARD TO THE TRANSACTION

      (a) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - Special Factors -
Benefits and Detriments of the Tender Offer is incorporated herein by reference.

      (b) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - General and -
Background and Purpose of the Tender Offer is incorporated herein by reference.


13.   OTHER PROVISIONS OF THE TRANSACTION

      (a) The information set forth in the section of the Offer to Purchase entitled TERMS OF THE TENDER OFFER - Absence of
Appraisal Rights is incorporated herein by reference.

      (b)    Not Applicable.

      (c)    Not Applicable.

14.   FINANCIAL INFORMATION

      (a) The information set forth in EXHIBIT A to the Offer to Purchase and SPECIAL FACTORS - Fairness of the Tender is herein incorporated by reference.

      (b)    Not Applicable.


15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

      (a) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER - Source of Funds is incorporated herein by reference.

      (b)    Not Applicable.


16.   ADDITIONAL INFORMATION

      The information set forth in the Offer to Purchase is incorporated herein by reference.


17.   MATERIAL TO BE FILED AS EXHIBITS

      (a)    Not Applicable.

      (b)    Not Applicable.

      (c)    Not Applicable.

      (d)    (1)   The Offer to Purchase dated December 5, 1996,
                   and exhibit thereto.
             (2)   Letter of Transmittal.

      (e)    Not Applicable.

      (f)    Not Applicable.

                            SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Hardwick Holding Company



      December 5, 1996            By:  /s/  Michael Robinson
      -----------------               -------------------------
             Date                       Name:  Michael Robinson
                                        Title: Executive Vice President and
                                               Chief Financial Officer

                        Exhibit (d)(1)

                     HARDWICK HOLDING COMPANY

                  OFFER TO PURCHASE FOR CASH
                            up to
                       25,575 Shares
                           of its
                       COMMON STOCK
                            at
                     $20.00 PER SHARE


    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, DALTON, GEORGIA TIME, ON MARCH 15, 1997, UNLESS EXTENDED.


     Hardwick Holding Company, a Georgia corporation (the "Company"), hereby offers to purchase (the "Tender Offer") from its shareholders up to 25,575 shares of common stock, par value $.50 per share, of the Company (the "Common Stock") at the purchase price of $20.00 per share. Under the terms of the Tender Offer as further described herein, shareholders who elect to tender their shares of Common Stock will be required to tender all shares of Common Stock owned by them; provided, however, that the Company will not purchase more than 100 shares of Common Stock from any one shareholder. The purpose of the Tender Offer is to encourage a sufficient number of the Company's shareholders to tender all of their shares to cause the number of shareholders of record to fall below 300, thus permitting the Company to suspend its filings under the Securities Exchange Act of 1934, as amended. Approximately 106 of the Company's 342 shareholders of record as of November 21, 1996 held fewer than 100 shares each.

     Shareholders having shares of Common Stock registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such person if they desire to tender their shares of Common Stock. Shareholders who wish to tender their shares of Common Stock and whose certificates for such shares are not immediately available should tender such shares by following the procedures for guaranteed delivery set forth in "THE TENDER OFFER -- Procedures for Tendering Shares of Common Stock."

     Questions and requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal should be directed in writing to Hardwick Holding Company, One Hardwick Square, P.O. Box 1367, Dalton, Georgia 30722-1367, Attention:
Michael Robinson.  Mr. Robinson may be reached by telephone at
(706) 217-3950.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NO AGENT OR OFFICER OF HARDWICK HOLDING COMPANY OR ANY OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFER TO
PURCHASE AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY HARDWICK HOLDING COMPANY.

The effective date of this Offer to Purchase is December 5, 1996.

                        TABLE OF CONTENTS

                                                                           Page

THE TENDER OFFER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Background and Purpose of the Tender Offer . . . . . . . . . . . . . 1
         Special Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Source of Funds  . . . . . . . . . . . . . . . . . . . . . . . . . . 3

TERMS OF THE TENDER OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . 3
         Tender Offer Period; Extension of Period; Amendment  . . . . . . . . 3
         Acceptance for Payment and Payment for Common Stock  . . . . . . . . 4
         Procedures For Tendering Shares of Company Stock . . . . . . . . . . 5
         Withdrawal Rights  . . . . . . . . . . . . . . . . . . . . . . . . . 7
         Absence of Appraisal Rights  . . . . . . . . . . . . . . . . . . . . 7
         No Offer in Certain Jurisdictions  . . . . . . . . . . . . . . . . . 7
         Expenses of Tender Offer . . . . . . . . . . . . . . . . . . . . . . 8

CERTAIN EFFECTS OF THE TENDER OFFER . . . . . . . . . . . . . . . . . . . . . 8
         Certain Federal Income Tax Consequences  . . . . . . . . . . . . . . 8
         Termination of Obligation to File Exchange Act Reports . . . . . . . 9

CERTAIN INFORMATION CONCERNING THE COMPANY  . . . . . . . . . . . . . . . . . 9
         The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
         Price Range of Common Stock and Dividends  . . . . . . . . . . . . . 10
         Common Stock Owned by Directors and Executive Officers . . . . . . . 10
         Additional Information . . . . . . . . . . . . . . . . . . . . . . . 14

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14


CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . ..EXHIBIT A

TO THE HOLDERS OF COMMON STOCK
OF HARDWICK HOLDING COMPANY:



                    THE TENDER OFFER

GENERAL.

     Hardwick Holding Company, a Georgia corporation (the "Company"), hereby offers to purchase (the "Tender Offer") from its shareholders up to 25,575 shares of common stock, par value $.50 per share, of the Company (the "Common Stock") at the purchase price of $20.00 per share. Under the terms of the Tender Offer as further described below, shareholders who elect to tender their shares of Common Stock will be required to tender all shares of Common Stock owned by them; provided, however, that the Company will not purchase more than 100 shares of Common Stock from any one shareholder. See "TERMS OF THE TENDER OFFER" below.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY
APPROVED THE TENDER OFFER AND UNANIMOUSLY RECOMMENDS THAT HOLDERS
OF THE COMPANY'S COMMON STOCK ACCEPT THE TENDER OFFER.

BACKGROUND AND PURPOSE OF THE TENDER OFFER.

     The Company has commenced this Tender Offer to reduce the number of its shareholders of record below 300, thus suspending the Company's obligation to file periodic reports (such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "CERTAIN EFFECTS OF THE TENDER OFFER -- Suspension of Obligation to File Exchange Act Reports."

     The Company is not truly "public" because its Common Stock is not traded or quoted on any public exchange or market, and only a handful of trades typically occur in the Company's Common Stock in any given year. See "CERTAIN INFORMATION CONCERNING THE COMPANY -- Price Range of Common Stock and Dividends." Nor is the Common Stock registered under the Exchange Act. The Company has been required under the Exchange Act, however, to file certain supplementary and periodic information, documents and reports with the Securities and Exchange Commission (the "SEC") as a result of the Company's filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in 1991, in connection with its acquisition of Peoples Bartow Corporation, Cartersville, Georgia. The Company has thus been required since that time to comply with many, though not all, of the SEC regulatory requirements with which publicly-traded companies are required to comply, without the attendant benefits to the Company and its shareholders that the improved liquidity of a public market adds to publicly traded securities. The Board of Directors of the Company has determined that the expense and burden to management of complying with the SEC filing requirements are unnecessary and result in little or no benefit to the Company or its shareholders. The Company estimates that the suspension of its obligation to file such information, documents and reports will save the Company approximately $40,000 per year in compliance costs. Even though SEC-mandated reports would no longer be available to continuing shareholders, the Company would continue to provide its shareholders with periodic reports of the Company's financial condition and operations.
     Recognizing the potential benefits from being relieved of the burden of filing reports with the SEC, the Board of Directors unanimously decided at a meeting on March 16, 1994 that a self tender offer was more desirable than the other alternatives considered. Therefore, on June 30, 1994, the Company made an offer to purchase for cash from its shareholders up to 203,258 shares of its Common Shares with a limitation of 1,000 shares from any individual shareholder (the "Previous Tender Offer"). Approximately 300 of the Company's 446 shareholders of record as of June 27, 1994 held fewer than 1,000 shares each. The Previous Tender Offer expired at 12:00 midnight Dalton, Georgia time, on August 31, 1994, and was extended to 12:00 midnight Dalton, Georgia time on September 30, 1994. Because there were 37,216 shares tendered, which only reduced by 85 the number of shareholders, the primary goal of the Previous Tender Offer was not met. The Board of Directors, continuing to believe that the Company should realize the benefits of being relieved of its SEC reporting obligations, unanimously decided at its November 20, 1996 meeting to make a second Tender Offer to purchase for cash from its shareholders of up to 25,575 shares of its Common
Shares. The number of shares of the Common Stock subject to the Tender Offer is a sufficient number to purchase the remaining shares of each shareholder of the Company who owns less than 100 shares and 100 shares from each shareholder who owns 100 or more shares. The Board of Directors, which considered other alternatives, including a reverse stock split and other similar cash-out transactions which would have given the shareholders no choice in deciding whether or not to remain as shareholders, believes that its shareholders should have the choice of deciding whether or not to cash in their shares. The Board also desires to save the Company the expense of holding a special shareholders meeting which would be required to implement such other alternatives.

     Although the Board of Directors believes that shareholders should have the opportunity to voluntarily cash-in their shares, it will consider other alternatives if the Tender Offer is unsuccessful in reducing the number of record shareholders below
300. These other alternatives could take the form of a reverse stock split followed by a cash out of fractional interests, or a merger or similar transaction having the same effect.

SPECIAL FACTORS.

     FAIRNESS OF THE TENDER OFFER. The Board of Directors believes that the terms of the Tender Offer, including the offering price of $20.00 per share, is fair to unaffiliated shareholders of the Company, including those shareholders who tender their shares in the Tender Offer, for the reasons discussed herein. The price of $20.00 per share represents approximately 1.72 times the book value of a share of Common
Stock at September 30, 1996 ($11.61 per share). The book value per share at December 31, 1995 was $11.52 per share. See the Company's Consolidated Financial Statements set forth on Exhibit A to this Offer to Purchase. The Tender Offer price represents the highest known trading price for the Common Stock during the last two years, and is the same as the highest reported trade during the current fiscal year of $20.00 per share for six blocks purchased by the Company (55,033 shares, 50 shares, 1,250 shares, 2,600 shares,
1,785 shares, and 1,000 shares).  See "CERTAIN INFORMATION
REGARDING THE COMPANY -- Price Range of Common Stock and
Dividends."

     Based on the foregoing factors and the other benefits described herein, and given that shareholders are not obligated to tender any shares pursuant to the Tender Offer, the Board of Directors believes that the Tender Offer is fair to the Company's unaffiliated shareholders. For information regarding the reasons and purpose of the Tender Offer and other alternatives considered by the Board of Directors, see "Background and Purpose of the Tender Offer."

     BENEFITS AND DETRIMENTS OF THE TENDER OFFER. The Company's Board of Directors believes the primary benefits of the Tender Offer to the Company and its non-tendering shareholders to be the savings in the Company's human and financial resources from not having to file annual and quarterly disclosure documents with the SEC, and from the reduced costs of servicing fewer shareholders.
See "Background and Purpose of the Tender Offer."   Shareholders
who tender their shares in the Tender Offer will enjoy the benefits of a convenient, economical means of selling a relatively small number of shares at what the Company believes to be a fair price. Shareholders who validly tender all of their shares, however, will not be entitled to any of the benefits, or suffer any of the risks, of continued share ownership. The Company does not know whether any officers, directors or affiliates of the Company will tender any shares pursuant to the Tender Offer.

     For a discussion of other effects of the Tender Offer on the Company's shareholders, see "Certain Effects of the Tender Offer" below.

     NO APPRAISALS OR INDEPENDENT COMMITTEE. No report, opinion or appraisal from any independent outside party as to the fairness of the terms of the Tender Offer to the holders of the Common Stock or any other aspect of the Tender Offer has been received by the Company, nor is it anticipated that any such report, opinion or appraisal will be obtained in connection with the Tender Offer. The transaction does not require the approval of a majority of the Company's unaffiliated security holders, and the Company did not form a special committee of non-employee directors to negotiate the terms of the Tender Offer on behalf of the Company's unaffiliated shareholders.

SOURCE OF FUNDS.

     The Company has available working capital to purchase the 25,575 shares at $20.00 per share. No part of the funds used to purchase the shares pursuant to the Tender Offer will be borrowed.

                    TERMS OF THE TENDER OFFER

TENDER OFFER PERIOD; EXTENSION OF PERIOD; AMENDMENT.

     Upon the terms and subject to the conditions of the Tender Offer, the Company will accept for payment (and thereby purchase) up to 25,575 shares of Common Stock validly tendered on or prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with the procedures set forth in "Withdrawal Rights" below. The term "Expiration Date" shall mean 12:00 Midnight, Dalton, Georgia time, on March 15, 1997, and shall not be extended unless and until the Company shall have extended the period of time for which the Tender Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on

which the Tender Offer, as so extended by the Company, shall expire.

     If the Company materially changes the terms of the Tender Offer or the information concerning the Tender Offer, the Company will extend the Tender Offer to the extent required by the Exchange Act. The SEC has stated that, as a general rule, it is of the view that an offer should remain open for a minimum of five (5) business days from the date that notice of such a material change is first published, sent or given, and that if material changes are made to the number of shares offered in the Tender Offer, the consideration required therefor, or the number of shares required to consummate the Tender Offer, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response. If (i) the Company increases or decreases the number or offering price for shares of Common Stock tendered pursuant to the Tender Offer and (ii) the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Tender Offer will be extended until the expiration of such period of ten (10) business days. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 Midnight, Dalton, Georgia time.

     The Company also reserves the right, in its sole discretion, at any time, or from time to time to amend the Tender Offer in any respect. Any extension, delay in payment, termination or amendment will be followed as promptly as practicable by public announcement thereof.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR COMMON STOCK.

     Upon the terms and subject to the conditions of the Tender Offer, the Company will accept for payment (and thereby purchase), and will pay for, up to 25,575 shares of Common Stock validly tendered and not properly withdrawn in accordance the procedures set forth in "Withdrawal Rights" below (including Common Stock validly tendered and not withdrawn during any extension of the Tender Offer, if the Tender Offer is extended, upon the terms and subject to the conditions of such extension), as soon as practicable after the Expiration Date. In all cases, payment for Common Stock purchased pursuant to the Tender Offer will be made only after timely receipt by the Company of (i) certificates for such Common Stock, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and
(iii) any other documents required by the Letter of Transmittal.

     For purposes of the Tender Offer, the Company shall be deemed to have accepted for payment (and thereby purchased) tendered Common Stock when, as and if the Company gives oral or written notice to the tendering shareholder of the Company's acceptance for payment of such Common Stock pursuant to the Tender Offer. Payment of the Purchase Price for Common Stock purchased pursuant to the Tender Offer will be made by check mailed directly to tendering shareholders. Shares purchased pursuant to the Tender Offer will become authorized and unissued shares. Although the Company has no current plans to reissue any of such shares, they may be reissued in the future.

     Shareholders desiring to tender shares must tender all shares of Common Stock owned by them; provided, however, that the

Company will not accept the tender of more than 100 shares of Common Stock from any one shareholder. The Company has adequate working capital to purchase Common Stock tendered pursuant to the Tender Offer, which amount will be sufficient to purchase up to 25,575 validly tendered shares. See "THE TENDER OFFER -- Source of Funds."

     If any tendered Common Stock is not purchased for any reason, or if certificates submitted represent more Common Stock than are tendered, certificates for such Common Stock not purchased or tendered will be returned, without expense to the tendering holder, as soon as practicable following the expiration or termination of the Tender Offer.

     If, prior to the Expiration Date, the Company shall increase the consideration offered to holders of Common Stock pursuant to the Tender Offer, such increased consideration shall be paid to all holders of Common Stock that previously have been accepted for payment pursuant to the Tender Offer.

PROCEDURES FOR TENDERING SHARES OF COMPANY STOCK.

     To validly tender shares of Common Stock pursuant to the Tender Offer, either (a) a properly completed and duly executed Letter of Transmittal (or photocopy thereof) and any other documents required by the Letter of Transmittal must be received by the Company at the address set forth on the cover of this Offer to Purchase and certificates for the shares of Common Stock to be tendered must be received by the Company at such address by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with.

     If a shareholder desires to tender shares of Common Stock pursuant to the Tender Offer and cannot deliver such shares of Common Stock and all other required documents to the Company by the Expiration Date, such shares of Common Stock may nevertheless be tendered if all of the following conditions are met:

               (i)  such tender is made by or through an Eligible
Institution (defined below);

               (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company is received by the Company (as provided below) by the Expiration Date; and

               (iii) the certificates for such shares of Common Stock, together with a properly completed and duly executed Letter of Transmittal (or photocopy thereof) and any other documents required by the Letter of Transmittal are received by the Company within two business days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Company and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     If (i) the Letter of Transmittal is signed by the registered holder of the shares of Common Stock tendered therewith or (ii) such shares of Common Stock are tendered for the account of an Eligible Institution, as defined below, no additional steps need be taken beyond signing and delivering the Letter of Transmittal to the Company. However, if a certificate representing shares of Common Stock is registered in the name of a person other than the signer of a Letter of Transmittal, or if delivery of shares of Common Stock is to be made or shares of Common Stock not tendered are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution. An "Eligible Institution" may be either a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States. See the instructions in the Letter of Transmittal for additional information.

     THE METHOD OF DELIVERY OF SHARES OF COMMON STOCK AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF CERTIFICATES FOR SHARES OF COMMON STOCK ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND WITH PROPER INSURANCE IS RECOMMENDED, AND SUFFICIENT TIME TO ENSURE TIMELY RECEIPT BY THE COMPANY SHOULD BE ALLOWED.

     In all cases, payment for Common Stock tendered and accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Company of certificates for such Common Stock, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if Common Stock and these documents are delivered at different times.

     To prevent backup federal income tax withholding with respect to payment of the purchase price for Common Stock purchased pursuant to the Tender Offer and the possible imposition of a $50 fine, a shareholder must provide the Company with his or her correct taxpayer identification number and certify that he or she is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Common Stock pursuant to any of the procedures described above will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or if the acceptance of or payment for such Common Stock may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Common Stock of any particular shareholder. Neither the Company nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Common Stock or will incur any liability for failure to give any such notification.

     The acceptance for payment by the Company of tenders of Common Stock pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Tender Offer.

WITHDRAWAL RIGHTS.

     Tenders of shares of Common Stock made pursuant to the Tender Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable unless the shares of Common Stock have not been accepted for payment by the Company after the expiration of forty (40) business days from the commencement of the Tender Offer. If the Company extends the period of time during which the Tender Offer is open, is delayed in its acceptance of shares of Common Stock or is unable to accept shares of Common Stock pursuant to the Tender Offer for any reason, then, without prejudice to the Company's rights under the Tender Offer, the Company may retain all shares of Common Stock tendered, and such shares of Common Stock may not be withdrawn except as otherwise provided herein, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the person making a tender offer shall either pay the consideration offered or return the tendered securities, promptly after the termination or withdrawal of the Tender Offer.

     To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Company and must specify the name of the person who tendered the shares of Common Stock to be withdrawn and the number of shares of Common Stock which were tendered. A shareholder withdrawing shares previously tendered must withdraw all of the shares tendered. No partial withdrawals are permitted. If the shares of Common Stock to be withdrawn have been delivered to the Company, a signed notice of withdrawal with (except in the case of shares of Common Stock tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such shares of Common Stock. In addition, such notice must specify the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the shares of Common Stock to be withdrawn. Withdrawals may not be rescinded, and shares of Common Stock withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer. However, withdrawn shares of Common Stock may be retendered by again following one of the procedures described in "THE TENDER OFFER -- Procedures for Tendering Shares of Common Stock" at any time prior to the Expiration Date.

ABSENCE OF APPRAISAL RIGHTS.

     Neither Georgia nor other relevant law provides a right of appraisal or any other similar right to shareholders who do not favor the Tender Offer. The Tender Offer has been structured to allow shareholders of the Company to decide whether or not they

wish to tender their shares. A shareholder's only remedy under Georgia law if he or she disagrees with the transaction is to seek to obtain a court order enjoining the Tender Offer.

NO OFFER IN CERTAIN JURISDICTIONS.

     The Tender Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Common Stock in any jurisdiction in which the making of the Tender Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

EXPENSES OF TENDER OFFER.

     Expenses of the Tender Offer are estimated to be as follows:
legal fees: $9,000; accounting fees: $2,000; and printing and mailing expense: $2,000. The Company will pay all such expenses incurred in connection with the Tender Offer.

     The Company will not pay any fees or commissions to brokers or dealers or to other persons in connection with the solicitation of tenders of Common Stock pursuant to the Tender Offer. Brokers, dealers, commercial banks and trust companies will, however, be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers.


               CERTAIN EFFECTS OF THE TENDER OFFER

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material federal income tax consequences of the Tender Offer. Because of the complexity and changing nature of federal income tax laws, and considering that each shareholder's individual circumstances affect the tax consequences of the Tender Offer to such shareholder, the following is not intended to and does not constitute a complete description of all possible federal tax consequences. The federal income tax consequences to any particular shareholder may be affected by matters not described herein. Moreover, this discussion does not address the state and local income tax consequences, if any, of the Tender Offer. EACH SHAREHOLDER IS THEREFORE ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE APPLICABLE TAX CONSEQUENCES OF THE TENDER OFFER.

     The receipt of cash for Common Stock pursuant to the Tender Offer will be a taxable transaction for federal income tax purposes (and may also be a taxable transaction under applicable state, local, foreign and other tax laws). The characterization of the transaction for a particular shareholder will be an exchange of Common Stock for cash if the transaction meets any of the following three tests: (1) the transaction constitutes a termination of the shareholder's entire ownership interest in the Company, (2) after the transaction, (a) the shareholder owns less than 50% of all Common Stock and (b) the shareholder's percentage ownership of all Common Stock immediately after the transaction is less than the shareholder's percentage ownership of all Common Stock immediately before the transaction, or (3) the transaction is not essentially equivalent to a dividend under applicable case law. In determining the stock ownership of a shareholder for purposes of applying the tests set forth above,

stock owned by certain related persons will be considered to be owned by the shareholder. EACH SHAREHOLDER IS ADVISED TO CONSULT
WITH HIS OR HER OWN TAX ADVISOR REGARDING THE CHARACTERIZATION OF
THE TRANSACTION WITH RESPECT TO HIM OR HER.

     If the transaction is characterized as an exchange of Common Stock for cash in accordance with the rules set forth above, a shareholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received and the shareholder's tax basis for the Common Stock. Such gain or loss will be capital gain or loss if the shareholder held the Common Stock as a capital asset, and will be long-term capital gain or loss if, on the date of sale, the shareholder held the Common Stock for more than six months. Otherwise, such gain or loss will be short-term capital gain or loss, assuming the shareholder held the Common Stock as a capital asset. The foregoing discussion may not be applicable to shareholders who acquired their Common Stock pursuant to the exercise of stock options or otherwise as compensation.

     If the transaction does not meet any of the three tests listed above with respect to a particular shareholder, the cash received by the shareholder will be a dividend taxable to the shareholder as ordinary income.

     The Company has not sought and does not intend to seek a ruling from the Internal Revenue Service concerning the federal income tax consequences of the Tender Offer.

Termination of Obligation to File Exchange Act Reports.

     Although the Company's Common Stock has not been registered under the Exchange Act, the Company is nonetheless required to file certain supplementary and periodic information, documents and reports with the SEC pursuant to Section 13 of the Exchange Act because the Company filed a registration statement on Form S-4 with the SEC in 1991, in connection with the Company's acquisition of Peoples Bartow Corporation. If sufficient numbers of the Company's shareholders tender all of their shares of Common Stock to reduce the number of record holders to below 300 as of March 15, 1997, the duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act will be suspended immediately upon filing of a notification of suspension of filing obligations on Form 15.

            CERTAIN INFORMATION CONCERNING THE COMPANY

THE COMPANY.

     The Company is a two-bank holding company headquartered in Dalton, Georgia. Full service banking and trust businesses are presently conducted by its two bank subsidiaries: Hardwick Bank
& Trust Company ("Hardwick Bank") and First National Bank of
Northwest Georgia ("Northwest Bank") (collectively referred to as the "Banks). The Company serves Whitfield, Gordon, Bartow and surrounding counties in Northwest Georgia. Northwest Bank operates under the trade names "Calhoun First National Bank" in Gordon County and "Peoples
First National Bank" in Bartow County. Through its bank subsidiaries, the Company provides such customary types of

banking services as checking accounts, savings accounts, time deposits, safe deposit facilities and fund transfers. The Company also finances commercial transactions, makes secured and unsecured loans to individuals and provides other financial services.

     The principal executive offices of the Company are located at One Hardwick Square, Dalton, Georgia 30722-1367 and its telephone number at that address is (706) 217-3950.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS.

     There is no established public trading market for the Company's Common Stock. As of November 21, 1996 there were
3,999,279 shares outstanding. The Company purchased 67,299 shares of Common Stock during 1996, in blocks ranging from 100 shares to 1,322 shares at a price of of $17.50 per share, and in blocks ranging 50 shares to 55,033 shares at a price of $20.00 per share. There have been five trades effected by the Company and certain shareholders during the past sixty days each at a purchase price of $20.00 per share. The Common Stock was acquired for cash at the principal executive offices of the Company. These purchases include: (1) 1,250 shares on October 16, 1996; (2) 2,600 shares on October 18, 1996; (3) 1,785 shares on November 12, 1996; (4) 1,000 shares on November 15, 1996; and (5) 50 shares on November 27, 1996.

     The Company purchased 15,050 shares of the Common Stock during 1995, in blocks ranging from 60 shares to 3,000 shares, with a price range of $16.00 to $17.00 per share. To the Company's knowledge, these were the only trades made during 1996 and 1995.

     There were 37,216 shares tendered in connection with the Previous Tender Offer at $16.00 per share. In addition to the shares acquired pursuant to the Previous Tender Offer, the Company also purchased 27,647 shares during 1994, in blocks ranging from 14 shares to 21,500 shares, of which 1,539 shares were acquired at $13.78 per share and 26,108 shares were acquired at $16.00 per share. There were also five trades by the shareholders of the Common Stock in 1994, three of which were at $16.00 per share (500 shares, 75 shares and 75 shares), one at $15.75 per share (100 shares) and the fifth was for 20 shares at an undisclosed price per share. To the Company's knowledge, these were the only trades made during 1994. There were 342 holders of record of the Company's Common Stock as of November 21, 1996.

     The Company paid a cash dividend of $.06 per share for the first, second and third quarters of 1996 and $.24 per share during the current quarter of 1996. The $.24 per share dividend paid during the current quarter includes a special one time extraordinary dividend in the amount of $.20 per share. On November 20, the Board of Directors of the Company declared a $.06 per share dividend for each shareholder of record as of November 20, 1996 which is payable January 19, 1997.

     The Company paid quarterly cash dividends of $.05 per share for the first and second quarters of 1995, and $.06 per share for the third and fourth quarters of 1995. It paid a quarterly dividend of $.05 per share in 1994 for a total of $.20 per share. The amount and frequency of any future dividends will be determined by the Company's Board of Directors with the consideration of the earnings, capital requirements and the financial condition of the Company, and no assurances can be given that dividends will be declared in the future. For information regarding restrictions on the amount of dividends

payable by the Company, see Note 10 of the Notes to Consolidated
Financial Statements of the Company appearing elsewhere in this Offer to Purchase.

COMMON STOCK OWNED BY DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth certain information regarding the Common Stock owned on November 21, 1996 by each of the Company's directors and executive officers, and all directors and executive officers of the Company as a group. Each of the persons set forth below is a United States citizen. Except as otherwise indicated, all shares shown in the table below are held with sole voting and investment power. The Percent of Total Shares Owned column represents the percentage that the named person or group would beneficially own if such person or group, and only such person or group, exercised all currently exercisable options held by him, her or it.

                                                                            Amount and Nature      Percent of
                                                                              of Beneficial       Total Shares
                                                                                Ownership            Owned
                                                                            -----------------     ------------
Name                           Position(s)
----                           -----------
Kenneth E. Boring <F1>         Chairman and Chief Executive Officer of        1,660,000<F2>      41.5%
                               the Company since March 1981;
                               Chairman of Northwest Bank since 1986;
                               Chairman of Hardwick Bank since May
                               1984; Partner in Boring and Boring and
                               Boring, Boring and Minor, which are
                               engaged in real estate investment; and
                               Vice President of Dalton Aircraft, Inc.

James M. Boring, Jr. <F1>      President and Director of the Company          1,295,032<F3>      32.4%
                               since March 1981; Director of Hardwick
                               Bank since February 1977; Director of
                               Northwest Bank since January 1988;
                               Partner in Boring and Boring and Boring,
                               Boring and Minor, which are engaged in
                               real estate investment; and President of
                               Dalton Aircraft, Inc.

Thomas H. Bond                 Director of the Company and Director                 1,000        *
                               of Northwest Bank since January 1988.

Wayne R. Broaddus              Director of the Company since December             5,307<F4>      *
                               1994; and President and Chief Executive
                               Officer of Associates Aggregates
                               International, Inc.

Robert M. Chandler             Director of the Company since February            35,434<F5>      *
                               1989; Director of Hardwick Bank since
                               December 1985; and Vice President, Queen
                               Carpet Corp. (Palcraft Division).

Richard R. Cheatham            Director of the Company; Vice Chairman         1,595,300<F6>      39.9%
                               of the Company since April 1995; and
                               Partner at Kilpatrick & Cody, L.L.P.,
                               Attorneys at Law

David J. Lance                 Director of the Company since April                29,225<F7>      *
                               1988; President and Director of
                               Northwest Bank since October 1980; and
                               Chief Executive Officer of Northwest
                               Bank since May 1984.

Norman D. McCoy                Director of the Company since March                  5,860        *
                               1981; Director of Hardwick Bank since June
                               1969; and President and Chief Executive
                               Officer of Dalton Supply Co., Inc., a
                               wholesale distributor of industrial
                               supplies.

Marshall R. Mauldin            Director of the Company since March               35,030<F8>      *
                               1981; and President, Chief Executive
                               Officer and Director of Hardwick Bank
                               since January 1990.

Michael Robinson               Executive Vice President of the Company           26,350<F9>      *
                               since 1990; Secretary, Treasurer and
                               Director of Hardwick since 1987;
                               Director of Northwest Bank since 1986;
                               and Director of Hardwick Bank since 1988.

Stanley A. Crawford            Executive Vice President of Hardwick                    0         0
                               Bank since September 1992.

Roy E. Page                    Vice President of Technology of the                     0         0
                               Company since January 1995.

Leon M. Ham, III               Director of Company since April 1996;              15,000         *
                               Director of Hardwick Bank since February
                               1981; and President and CEO of Carteret
                               Corporation, a textile sales company
                               dealing in yarns and fibers.

All executive officers and                                                      3,107,278        77.7%
directors as a group (a
total of 13 persons)

* Represents less than one percent of class.

<F1> Kenneth E. Boring is the brother of James A. Boring, Jr.
<F2> Includes 670,000 shares owned directly; 15,000 shares owned through and Individual Retirement Account ("IRA"); 881,700 shares owned by a family trust of which Mr. Boring serves as Trustee and has sole voting power; 28,100 shares owned by Mr. Boring as custodian for his daughters and 65,200 shares owned by his wife.

<F3> Includes 1,239,275 shares owned directly; 3,257 shares owned through and IRA and 52,500 shares owned by his wife.

<F4> Includes 5,307 shares owned through an IRA.

<F5> Includes 21,341 shares owned directly; 800 shares owned through an IRA; 3,841 shares owned by his wife; 660 shares owned by his wife through an IRA; and 8,792 shares owned as custodian for his son or daughter.

<F6> Includes 1,594,800 shares included in the beneficial
     ownership of Kenneth E. Boring, which may be voted by proxy pursuant to a revocable proxy from Kenneth E. Boring; 250 shares owned through an IRA and 250 shares owned by his wife through an IRA.

<F7> Includes 250 shares owned directly; 1,900 shares owned
     through an IRA; and 825 shares owned by his wife, 21,250 shares vested under incentive stock options and 5,000 shares under a restrictive stock award agreement.

<F8> Includes 8,360 shares owned directly and 420 shares owned through an IRA, 21,250 shares vested under incentive stock options and 5,000 shares under a restricted stock award agreement.

<F9> Includes 100 shares owned directly; 21,250 shares vested under incentive stock options and 5,000 shares under a restrictive stock award agreement.

ADDITIONAL INFORMATION.

     For additional information regarding the Company, shareholders are encouraged to review the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which have been filed with the SEC pursuant to the Exchange Act. Shareholders may obtain copies of such reports from the SEC at the addresses set forth below under "AVAILABLE INFORMATION," or from the Company upon request to: Hardwick Holding Company, One Hardwick Square, P.O. Box 1367, Dalton, Georgia 30722-1367,
Attention: Michael Robinson (706) 217-3950.


                      AVAILABLE INFORMATION

     The Company is subject to certain of the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. The Company has filed a Schedule 13E-3 Transaction Statement ("Schedule 13E-3") and a Schedule 13E-4 Issuer Tender Offer Statement ("Schedule 13E-4") under the Exchange Act in connection with the Tender Offer described herein. The Schedule 13E-3, Schedule 13E-4 and other reports and information concerning the Company filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500
W. Madison, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. In addition,


the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (such as the Company) that file electronically with the SEC at http//www.sec.gov.

     No agent or officer of the Company or any other person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and, if given or made, such information or representations should not be relied upon as having been authorized by the Company.

                                   HARDWICK HOLDING COMPANY

December 5, 1996.

                            EXHIBIT A


                     HARDWICK HOLDING COMPANY


                Consolidated Financial Statements

                  Hardwick Holding Company
                      and Subsidiaries


           Consolidated Financial Statements as of
                 December 31, 1995 and 1994
                        Together With
                      Auditors' Report

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Hardwick Holding Company:

We have audited the accompanying consolidated balance sheets of HARDWICK HOLDING COMPANY (a Georgia corporation) AND SUBSIDIARIES as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hardwick Holding Company and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 8 to the consolidated financial statements, the Company changed its methods of accounting for investment securities effective January 1, 1994 and income taxes effective January 1, 1993, respectively.

                   /s/ Arthur Andersen LLP

Chattanooga, Tennessee
February 16, 1996

                                HARDWICK HOLDING COMPANY AND SUBSIDIARIES
                                          CONSOLIDATED BALANCE SHEETS
                                            DECEMBER 31, 1995 AND 1994
                                             (Dollars in Thousands)

                                                    ASSETS

                                                                      1995          1994
                                                                    -------      ---------
CASH AND DUE FROM BANKS                                             $ 31,171     $  26,721
FEDERAL FUNDS SOLD                                                    11,100         2,500
                                                                    --------     ---------

     Total cash and cash equivalents                                  42,271        29,221

INVESTMENT SECURITIES, held-to-maturity                                    0       107,486
INVESTMENT SECURITIES, available-for-sale                            135,206        33,408
LOANS, net                                                           239,189       227,844
PREMISES AND EQUIPMENT, net                                           17,227        17,119
ACCRUED INTEREST RECEIVABLE                                            3,674         3,944
EXCESS OF COST OVER FAIR VALUE OF SUBSIDIARIES ACQUIRED, net           5,961         6,586
OTHER ASSETS                                                           1,289         2,284
                                                                    --------     ---------

     Total assets                                                   $444,817      $427,892
                                                                    ========     =========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS:

   Noninterest-bearing                                             $  84,104     $  83,633
   Interest-bearing                                                  305,847       276,882
                                                                    --------     ---------
      Total deposits                                                 389,951       360,515

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE                         3,536        20,516
NOTE PAYABLE TO BANK                                                     250           750
OTHER BORROWED FUNDS                                                     381             0
CAPITAL LEASE OBLIGATION                                                 844           654
OTHER LIABILITIES                                                      3,025         2,077
                                                                    --------     ---------
     Total liabilities                                               397,987       384,512

COMMITMENTS AND CONTINGENCIES (NOTES 3, 4, AND 12)

STOCKHOLDERS' EQUITY:
  Common stock, $.50 par value, 10,000,000 shares
    authorized, 4,125,141 shares issued; 4,066,478
    and 4,060,278 shares outstanding at December 31,
    1995 and 1994, respectively                                        2,063         2,063
  Additional paid-in capital                                          20,233        20,251
  Retained earnings                                                   25,284        22,959
  Unrealized gain (loss) on securities available-for-sale,
     net of taxes                                                        421          (859)
  Treasury stock, at cost, 58,663 and 64,863 shares at
     December 31, 1995 and 1994, respectively                           (948)       (1,034)
  Deferred compensation                                                 (223)            0
                                                                    --------     ---------
     Total stockholders' equity                                       46,830        43,380
                                                                    --------     ---------
     Total liabilities and stockholders' equity                     $444,817      $427,892
                                                                    ========     =========

The accompanying notes are an integral part of these consolidated balance sheets.
             HARDWICK HOLDING COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME
       FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
              (In Thousands Except for Per Share Data)

                                                            1995        1994        1993
                                                          -------     -------     -------
INTEREST INCOME:
  Interest and fees on loans                              $23,744     $20,231     $20,646
  Interest on investment securities:
     Taxable                                                5,649       6,339       6,766
     Nontaxable                                             1,568       1,567       1,356
 Interest on federal funds sold                               565         276         566
                                                          -------     -------     -------
     Total interest income                                 31,526      28,413      29,334
                                                          -------     -------     -------
INTEREST EXPENSE:
  Interest on deposits                                     12,051       9,540      10,709
  Interest on federal funds purchased and
    securities sold under agreements to repurchase            707         557         285
  Interest on note payable to bank, other borrowed
    funds and capital lease obligation                        304          76          87
                                                          -------     -------     -------
     Total interest expense                                13,062      10,173      11,081
                                                          -------     -------     -------
NET INTEREST INCOME                                        18,464      18,240      18,253
PROVISION FOR LOAN LOSSES                                       0        (600)      1,350
                                                          -------     -------     -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES        18,464      18,840      16,903
                                                          -------     -------     -------
NONINTEREST INCOME:
  Service charges on deposit accounts                       2,420       2,408       2,546
  Securities gains, net                                        10         324          69
  Trust department income                                     340         342         264
  Other noninterest income                                  1,304       1,123         986
                                                          -------     -------     -------
     Total noninterest income                               4,074       4,197       3,865
                                                          -------     -------     -------
NONINTEREST EXPENSE:
  Salaries and employee benefits                            8,998       8,356       8,676
  Net occupancy expense                                     3,584       3,549       3,296
  Professional fees                                           548       1,055         777
  FDIC insurance premiums                                     407         814         830
  Office supplies and printing                                542         406         438
  Other noninterest expense                                 4,232       3,754       3,232
                                                          -------     -------     -------
     Total noninterest expense                             18,311      17,934      17,249
                                                          -------     -------     -------
INCOME BEFORE PROVISION FOR INCOME TAXES AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE                                                 4,227       5,103       3,519
PROVISION FOR INCOME TAXES                                  1,004       1,352         850
                                                          -------     -------     -------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                      3,223       3,751       2,669
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
  OF ACCOUNTING FOR INCOME TAXES (Note 8)                       0           0         583
                                                          -------     -------     -------
NET INCOME                                                $ 3,223     $ 3,751     $ 3,252
                                                          =======     =======     =======
EARNINGS PER SHARE:
  Income before cumulative effect of change in
    accounting principle                                  $  0.79     $  0.91     $  0.65
  Cumulative effect of change in accounting
    principle of accounting for income taxes                 0.00        0.00        0.14

                                                          -------     -------     -------
NET INCOME PER SHARE                                      $  0.79     $  0.91     $  0.79
                                                          =======     =======     =======
WEIGHTED AVERAGE SHARES OUTSTANDING                         4,071       4,109       4,125
                                                          =======     =======     =======

The accompanying notes are an integral part of these consolidated statements.
                                HARDWICK HOLDING COMPANY AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                             (Dollars in Thousands Except for Per Share Data)

                                                                        Unrealized Gain (Loss) on
                                                    Additional                 on Securities
                                        Common       Paid-In    Retained    Available-for-sale    Treasury      Deferred
                                        Stock        Capital    Earnings           of taxes         Stock     Compensation  Total
                                        -----------------------------------------------------------------------------------------
BALANCE, December 31, 1992              $2,063      $20,251       $17,521        $      0        $     0      $      0    $39,835

   Net income                                0            0         3,252               0              0             0      3,252
   Cash dividends, $0.18 per share           0            0          (742)              0              0             0       (742)
                                        ------      -------       -------        --------         ------       -------    -------
BALANCE, December 31, 1993               2,063       20,251        20,031               0              0             0     42,345

   Cumulative effect of change in
     accounting principle (Note 8)           0            0             0             554              0             0        554
   Net income                                0            0         3,751               0              0             0      3,751
   Cash dividends, $0.20 per share           0            0          (823)              0              0             0       (823)
   Purchase of 64,863 shares of
      treasury stock                         0            0             0               0         (1,034)            0     (1,034)
   Change in unrealized gain (loss)
      on securities available-for-sale       0            0             0          (1,413)             0             0     (1,413)
                                        ------      -------       -------        --------         ------       -------    -------
BALANCE, December 31, 1994               2,063       20,251        22,959            (859)        (1,034)            0     43,380

   Net income                                0            0         3,223               0              0             0      3,223
   Cash dividends, $0.22 per share           0            0          (898)              0              0             0       (898)
   Purchase of 15,050 shares of
     treasury stock                          0            0             0               0           (251)            0       (251)
   Exercise of stock options                 0          (22)            0               0             97             0         75
   Issuance of treasury stock as
     restricted stock                        0            4             0               0            240          (244)         0
  Amortization of compensation element
   of restricted stock                       0            0             0               0              0            21         21
  Change in unrealized gain (loss) on
    securities due to reclassification
    of securities from held-to-maturity
    to available-for-sale, net of taxes      0            0             0             577              0             0         577
  Change in unrealized gain (loss)
    on securities available-for-sale,
    net of taxes                             0            0             0             703              0             0         703
                                        ------      -------       -------        --------         ------       -------     -------
BALANCE, December 31, 1995              $2,063      $20,233       $25,284         $   421         $ (948)        $(223)    $46,830
                                        ======      =======       =======        ========         ======       =======     =======

The accompanying notes are an integral part of these consolidated statements.
                                HARDWICK HOLDING COMPANY AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                                           (In Thousands)

                                                                                 1995          1994        1993
                                                                               --------      -------     -------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                   $  3,223      $  3,751    $ 3,252
  Adjustments to reconcile net income to net cash provided by operating activities:
       Provision for loan losses                                                      0          (600)     1,350
       Provision for depreciation and amortization                                2,707         2,614      2,645
       Provision for writedowns of other real estate                                  0            30         89
       Gain on sale of other real estate, net                                        (5)           (8)       (59)
       (Gain) loss on disposal of premises and equipment                             91             0        (11)
       Discount accretion of investment securities, net                             (65)          (39)        23
       Deferred income tax provision                                                364           300         20
       Securities gains, net                                                        (10)         (324)       (69)
       (Increase) decrease in accrued interest receivable                           270          (333)       376
       (Increase) decrease in other assets                                          (17)          223       (832)
       Increase (decrease) in other liabilities                                     948          (132)    (1,139)
                                                                                -------       -------    -------
           Net cash provided by operating activities                              7,506         5,482      5,645
                                                                                -------       -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:

  Proceeds from maturities of investment securities held-to-maturity             20,952        19,014     55,035
  Proceeds from maturities of investment securities available-for-sale            5,840         7,800          0
  Proceeds from sales of investment securities held-to-maturity                       0             0      4,263
  Proceeds from sales of investment securities available-for-sale                13,610        12,072          0
  Purchases of investment securities held-to-maturity                            (2,401)      (15,133)  (100,985)
  Purchases of investment securities available-for-sale                         (30,501)      (11,461)         0
  Net cash flows from loans originated and principal collected on loans         (11,435)      (15,282)    20,937
  Purchases of premises and equipment                                            (1,653)       (1,283)    (1,613)
  Proceeds from disposal of premises and equipment                                    0             0         21
  Proceeds from disposal of other real estate                                        85           268        599
                                                                                -------       -------    -------
          Net cash used in investing activities                                  (5,503)       (4,005)   (21,743)
                                                                                -------       -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Net increase (decrease) in demand deposits, NOW accounts, and
    savings accounts                                                             (3,238)        8,163    (3,006)
  Net cash flows from sales and maturities of certificates of deposit            32,674       (13,214)   (9,030)
  Net increase (decrease) in securities sold under agreements to
     repurchase                                                                 (16,980)        5,963      6,606
  Proceeds from note payable to bank                                                  0           750          0
  Proceeds from other borrowed funds                                                381             0          0
  Payments on note payable to bank                                                 (500)            0          0
  Principal payments on capital lease obligation                                   (216)         (304)      (282)
  Cash dividends on common stock                                                   (898)         (823)      (742)
  Purchase of treasury stock                                                       (251)       (1,034)         0
  Proceeds from exercise of stock options                                            75             0          0
                                                                                -------       -------    -------
         Net cash provided by (used in) financing activities                     11,047          (499)    (6,454)
                                                                                -------       -------    -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             13,050           978    (22,552)

CASH AND CASH EQUIVALENTS, beginning of year                                     29,221        28,243     50,795
                                                                                -------       -------    -------

CASH AND CASH EQUIVALENTS, end of year                                          $42,271       $29,221   $ 28,243
                                                                                =======       =======   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION:
      Cash paid during the year for:
        Interest                                                                $12,232       $10,061   $ 12,285
                                                                                =======       =======   ========

        Income taxes                                                            $ 1,080       $ 1,255   $  1,020
                                                                                =======       =======   ========
      Noncash transactions during the year for:
        Transfer from loans to other assets                                     $    90       $    67   $    432
                                                                                =======       =======   ========
        Transfer of investment securities held-to-maturity
          to investment securities available-for-sale                           $88,818       $     0   $      0
                                                                                =======       =======   ========

The accompanying notes are an integral part of these consolidated statements.

                                HARDWICK HOLDING COMPANY AND SUBSIDIARIES

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                         DECEMBER 31, 1995 AND 1994


  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements include the accounts of Hardwick Holding Company ("HHC") and its wholly owned subsidiaries, Hardwick Bank and Trust Company ("HBT"), First National Bank of Northwest Georgia ("FNB") and Hardwick Service Corporation, collectively referred to as the "Company." All significant intercompany balances and transactions have been eliminated.

      NATURE OF OPERATIONS

     The Company operates nine locations and suburban communities in Northwest Georgia. The Company's primary business is providing loan and deposit services to customers, who are predominately small and middle-market businesses and individuals.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, although, in the opinion of management, such differences would not be significant.

     EXCESS OF COST OVER FAIR VALUE OF SUBSIDIARIES ACQUIRED

     The excess of cost over fair value of subsidiaries acquired is being amortized over various periods from 15 to 40 years. The charge to other noninterest expense for the amortization of the excess of cost over fair value for the years ended December 31, 1995, 1994, and 1993, was $625,000, $627,000,
     and $627,000, respectively. At December 31, 1995 and 1994, accumulated amortization of the excess of cost over fair value of subsidiaries acquired was $4,926,000 and $4,301,000, respectively.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.
     The adoption of this statement did not have a significant impact on the financial condition or results of operations of the Company.

     INVESTMENT SECURITIES

     As discussed in Note 2, effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which required the Company to change its method of accounting for investments in debt securities. Debt securities that the Company had the positive intent and ability to hold to maturity were classified as held-to-maturity securities and continued to be reported at amortized cost. Debt and equity securities not classified as held-to-maturity were classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax. Prior to January 1, 1994, all investment securities were reported at cost, adjusted for premium amortization and discount accretion, which were recognized as adjustments to interest income.

     Gains or losses on disposition are determined using the specific identification method and are recognized when securities are sold.

    CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

     PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation. For financial reporting purposes, depreciation is computed using primarily the straight-line method. Accelerated depreciation methods are used for income tax purposes. The Company uses the following estimated lives for principal items: bank premises and improvements, 20 to 40 years; automobiles, computer equipment and office machines, 5 to 6 years; furniture and fixtures, 10 years.

     Renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to net occupancy expense as incurred. When property is replaced or otherwise disposed of, the cost of such assets and related accumulated depreciation are removed from the respective accounts. Gains or losses on disposition, if any, are recorded in the accompanying consolidated statements of income.

     ASSETS UNDER CAPITAL LEASE

     Assets under capital lease are capitalized using interest rates appropriate at the inception of the lease.
     Amortization of assets under capital lease is computed on the straight-line method over the life of the lease (five years).

     LOANS AND RESERVE FOR LOAN LOSSES


     Loans are stated at face value, net of unearned discount, deferred loan fees and the reserve for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the sum-of-the-months digits method, which approximates the results from the use of the interest method. Interest on other loans is recognized on the level-yield basis. Fees associated with the loan origination directly correspond with the costs of originating said loans and are consequently recognized in income as origination costs are incurred.

     Interest income on all classifications of loans is accrued based upon the outstanding principal amounts except for those classified as nonaccrual loans. The accrual of interest is discontinued when a loan becomes contractually delinquent for 90 days or when other factors indicate that collectibility is doubtful. Cash receipts on nonaccrual loans are applied to reduce principal balances or recorded as interest income, depending on management's assessment of the ultimate collectibility of the loan.

     Effective January 1, 1995, the Company adopted SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". SFAS No. 114 requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate.
     As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. The Company had previously measured the reserve for loan losses using methods similar to those prescribed in SFAS No. 114. As a result of adopting these statements, no additional allowance for loan losses was required as of January 1, 1995. The adoption of SFAS No. 114 did not have an impact upon the Company's financial condition or results of operations.

     The reserve for loan losses is established through a provision for loan losses charged to expense. The reserve represents an amount which, in management's judgment, will be adequate to absorb losses on existing loans that may become uncollectible. Management's judgment in determining the adequacy of the reserve is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality, current year charge-offs and recoveries and review of specific problem loans. Periodic revisions are made to the reserve when circumstances which necessitate such revisions become known.



    MORTGAGE SERVICING RIGHTS

     In May 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 122, "Accounting for Mortgage Servicing Rights". This Statement amended SFAS No. 65, "Accounting for Certain Mortgage Banking Activities", generally requiring that mortgage banking enterprises allocate the total cost of mortgage loans between the mortgage servicing rights and the mortgage loans. According to SFAS No. 122, this allocation is applicable when the servicing rights have been acquired through either the purchase or origination of mortgage loans and the loans are either sold or securitized with the servicing rights retained. As the Company does not originate mortgage loans for sale in the secondary market, SFAS No. 122 did not have an impact on the Company's financial condition or results of operations.

    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Company enters into sales of securities under agreements to repurchase. Fixed-coupon reverse repurchase agreements and dollar reverse repurchase agreements are treated as financing transactions, and the repurchase obligations are reflected as a liability in the accompanying consolidated balance sheets.

    INCOME TAXES

     Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates. Deferred income tax expense or benefit is based on the changes in the underlying difference between the book and tax bases of assets and liabilities from period to period.

    NET INCOME PER SHARE

     Net income per share is calculated on the basis of the weighted average number of common shares outstanding, including common stock equivalents, which were 4,071,384, 4,108,931, and, 4,125,141, for the years ended December 31, 1995, 1994, and 1993, respectively.

     RECLASSIFICATIONS

     Certain reclassifications have been made in the 1994 and 1993 financial statements to conform with the 1995 presentation.


2.  INVESTMENT SECURITIES

     Effective January 1, 1994, the Company adopted SFAS No. 115. As of the date of adoption, the unrealized gain on securities reclassified to the available-for-sale category, net of taxes, was $554,000 and was reflected as a separate component of stockholder s equity.

     As a result of a FASB special report allowing a one-time transfer of investment securities from the held-to-maturity category, investment securities classified as held-to-maturity with an amortized cost of $88,818,000 and net unrealized gain of approximately $577,000, net of taxes, were transferred to investment securities available-for-sale on December 1, 1995.
     The amortized cost, estimated fair value and gross unrealized gains and losses in the Company's investment securities at December 31, 1995 and 1994, are as follows (in thousands):


                                                                          1995
                                                ---------------------------------------------------------
                                                                  Gross           Gross         Estimated
                                                Amortized       Unrealized      Unrealized         Fair
                                                   Cost           Gains           Losses          Value
                                                ---------       ----------      ----------      ---------
 Available-for-sale:
  U.S. Treasury securities and obligations
      of U.S. government corporations and
      agencies                                  $  88,397       $   229           $(488)       $  88,138

  Obligations of states and political
      subdivisions                                 30,393         1,195            (185)          31,403
  Mortgage-backed securities                       14,125             1             (95)          14,031
  Other debt and equity securities                  1,634             0               0            1,634
                                                ---------       -------         --------        ---------
                                                 $134,549       $ 1,425           $(768)        $135,206
                                                =========       =======         ========        ========
                                                                           1994
                                                ---------------------------------------------------------
                                                                  Gross           Gross         Estimated
                                                 Amortized       Unrealized      Unrealized         Fair
                                                   Cost           Gains           Losses          Value
                                                ---------       ----------      ----------      ---------

 Held-to-maturity:
  U.S. Treasury securities and obligations
      of U.S. government corporations and
      agencies                                  $  75,425       $    9          $(3,281)       $  72,153

  Obligations of states and political
     subdivisions                                  27,391          439           (1,164)          26,666
  Mortgage-backed securities                        4,670            0             (366)           4,304
                                                ---------       -------         --------        ---------
                                                 $107,486       $  448          $(4,811)        $103,123
                                                =========       ======          =======         ========

 Available-for-sale:
  U.S. Treasury securities and obligations
       of U.S. government corporations and
       agencies                                   $33,100       $   48          $(1,357)        $ 31,791

  Other debt and equity securities                  1,617            0                0            1,617
                                                ---------       -------         --------        ---------
                                                  $34,717       $   48          $(1,357)        $ 33,408
                                                =========       ======          =======         ========

 The amortized cost and estimated fair value of debt securities at December 31, 1995, by date of contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                     Estimated
                                                     Amortized          Fair
                                                       Cost            Value
                                                     ---------       ---------
          Due in one year or less                   $  27,389       $  27,328
          Due after one year through five years        67,643          67,736
          Due after five years through ten years       16,915          17,431
          Due after ten years                           6,843           7,046
                                                    ---------        --------
                                                      118,790         119,541
         Mortgage-backed securities                    14,125          14,031
         Other debt and equity securities               1,634           1,634
                                                    ---------        --------
                                                     $134,549        $135,206
                                                    =========        ========

   Mortgage-backed securities mature monthly through the year 2005.

   Proceeds from sales of investments in debt securities during 1995, 1994, and 1993, were $13,610,000, $12,072,000, and $4,263,000, respectively. Gross gains of approximately $23,000, $324,000, and $69,000, and gross losses of approximately $13,000, $0, and $0 were realized on such sales and calls in 1995, 1994, and 1993, respectively.

   Securities with a carrying value of $79,794,000 and $61,251,000 were pledged to secure various deposits and securities sold under agreements to repurchase at December 31, 1995 and 1994, respectively.

3. PREMISES AND EQUIPMENT

   A summary of the carrying value of premises and equipment at December 31, 1995 and 1994, is as follows (in thousands):

                                                          1995         1994
                                                       --------    ---------
        Land and land improvements                     $  5,548    $   5,606
        Premises and improvements                        12,966       13,037
        Furniture, fixtures and equipment                 5,619        7,607
        Leasehold improvements                               16           39
        Equipment under capital lease                       980        1,579
        Construction in progress                            101          251
                                                       --------     --------
                                                         25,230       28,119

       Accumulated depreciation                          (8,003)     (11,000)
                                                       --------     --------
                                                        $17,227      $17,119
                                                       ========     ========

   The charge for depreciation included in net occupancy expense in the accompanying consolidated statements of income was $1,674,000, $1,365,000, and $1,153,000, in 1995, 1994, and
   1993, respectively.

   During 1995, the Company began leasing certain computer equipment under five-year noncancellable leases expiring in 2000. The assets acquired under the lease agreements have been capitalized in the accompanying consolidated balance sheets using an interest rate of approximately 7%, and the related capital lease obligation is reflected in the accompanying consolidated balance sheets based upon the present value of the future minimum lease payments. Amortization expense of these assets under capital lease was $163,000 during 1995, and is included in net occupancy expense in the accompanying consolidated statements of income.

   Future minimum lease payments for assets under capital lease and the present value of minimum lease payments at December 31, 1995, are as follows (in thousands):

        1996                                               $   239
        1997                                                   239
        1998                                                   239
        1999                                                   239
        2000 and thereafter                                     51
                                                           -------
            Total minimum lease payments                     1,007
        Less amount representing interest                     (163)
                                                           -------
        Present value of minimum lease payments            $   844
                                                           =======

The net book value of assets under capital lease at December 31, 1995 was approximately $817,000.


4. CAPITAL LEASE ABANDONMENT

   In August 1995, the Company recognized as other noninterest income $236,000 related to the abandonment of assets under capital lease and the related lease obligation. At the date of abandonment the assets had a net book value of $338,000 with a related lease obligation of $574,000.

   The Company is currently considering legal action against the lessor of the equipment for damages that the Company and its legal counsel believe to have been incurred due to deficiencies in the products, services, and conduct of the lessor. In the opinion of management, the ultimate resolution of these potential claims will not have an adverse effect on the Company's financial position.

   Prior to writeoff the assets were capitalized in the accompanying balance sheets, and the related capital lease obligation was reflected based upon the present value of the future minimum lease payments discounted at a rate of interest of approximately 7%. Amortization expense of these assets was $186,000, $320,000, and $320,000 during 1995,
   1994, and 1993, respectively, and is included in net occupancy expense in the accompanying consolidated statements of income.

5. LOANS AND RESERVE FOR LOAN LOSSES

   At December 31, 1995 and 1994, the Company's loan portfolio consists of the following (in thousands):

                                                                           1995           1994
                                                                         --------       --------
        Real estate loans                                                $137,244       $139,254
        Commercial loans                                                   53,989         51,149
        Consumer loans                                                     40,595         34,856
        Other loans                                                        14,362          9,805
                                                                         --------       --------
           Total loans                                                    246,190        235,064

        Less:
           Unearned discount                                                 (387)          (654)
           Reserve for loan losses                                         (6,614)        (6,566)
                                                                         --------       --------
                                                                         $239,189       $227,844
                                                                         ========       ========

   Total nonaccrual and restructured loans at December 31, 1995 and 1994, were $559,000 and $1,456,000, respectively. The gross amount of interest income that would have been recorded in 1995, 1994, and 1993 on nonaccrual and restructured loans at December 31 of each year, if all such loans had been accruing interest at the contractual rate, was $81,000, $63,000, and $197,000, respectively, while interest income actually recognized was $115,000, $30,000, and $173,000, respectively.

   SFAS No. 114 "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," were adopted as of January 1, 1995. At December 31, 1995, the recorded investment in impaired loans and the related valuation allowance were as follows:

                                                   Recorded        Valuation
                                                  Investment       Allowance
                                                  ----------       ---------
        Impaired loans-
           Valuation allowance required            $507,000         $39,000
                                                   ========         =======

   This valuation allowance is included in the reserve for loan losses on the balance sheet.

   Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal.

   A summary of transactions in the reserve for loan losses for the years ended December 31, 1995, 1994, and 1993, is as follows (in thousands):

                                                       1995        1994       1993
                                                      ------     ------      ------
        Balance, beginning of year                    $6,566     $6,668      $5,236
        Provision for loan losses                          0       (600)      1,350
        Recoveries of loans charged off                1,254      1,019       1,917
        Loans charged off                             (1,206)      (521)     (1,835)
                                                      ------     ------      ------
        Balance, end of year                          $6,614     $6,566      $6,668
                                                      ======     ======      ======

        Net recoveries                                $  (48)    $ (498)     $  (82)
                                                      ======     ======      ======

6. STOCK PLANS

   INCENTIVE STOCK OPTION PLANS

   The Company has in place incentive stock option plans for officers under which 200,000 shares of common stock are authorized for grant. Options granted are at no less than the fair market value of a share of stock on the grant date. These plans allow for the exercise of granted options beginning five years after the grant date. Options not exercised expire ten years after the grant date.

   A summary of the changes in common stock options during 1995 and 1994 is as follows:

                                                   Number                           Exercise
                                                     of          Exercisable        Price Per
                                                   Options         Options            Share
                                                   -------        ----------        --------

  Outstanding at December 31, 1992                 170,000                0           $12.00
     Granted                                        13,750                            $13.50
     Canceled                                      (10,000)                           $13.50
                                                   -------        ---------    -------------
  Outstanding at December 31, 1993                 173,750                0    $12.00-$13.50

     Granted                                        18,750                            $16.25
     Options which became exercisable                               161,250    $12.00-$16.25
     Canceled                                      (16,250)         (16,250)   $12.00-$13.50
                                                   -------        ---------    -------------

  Outstanding at December 31, 1994                 176,250          145,000    $12.00-$16.25

     Options which became exercisable                                 3,750           $16.25
     Exercised                                      (6,250)          (6,250)          $12.00
                                                   -------        ---------    -------------
  Outstanding at December 31, 1995                 170,000          142,500    $12.00-$16.25
                                                   =======        =========    =============

   RESTRICTED STOCK PLAN

   In December 1994, the board of directors approved the Hardwick Holding Company Restricted Stock Award Agreement (the Agreement ). The Agreement provides for the award of up to an aggregate of 120,000 shares of the Company s common stock to certain key employees. The number of shares awarded annually is dependent upon the Company s profitability. Participants under the Agreement are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale or transfer of the shares and expire ten years from the award date.

   During 1995, 15,000 shares of restricted stock were awarded to key employees. The Company recorded deferred compensation of approximately $244,000 based on the estimated market price at the award date. Deferred compensation is being amortized over the vesting period of ten years. The Company recognized approximately $21,000 in compensation expense related to restricted stock awards in 1995.

7. EMPLOYEE BENEFIT PLANS

   The Company has established a contributory defined contribution plan (the "Plan") which covers substantially all salaried employees. Employees have the option to contribute up to 6% of their annual salaries to the Plan. The Company matches 50% of employee contributions. The Company makes a discretionary contribution based upon 4% of a qualifying employee's base salary, as defined under the Plan. The Company's discretionary and matching contributions to the Plan were $351,000, $340,000, and $324,000 in 1995, 1994, and
   1993, respectively. The assets of the Plan (market value-- $6,497,000) are maintained by the Trust Department of HBT.

8. INCOME TAXES

   The components of the provision for income taxes in 1995, 1994, and 1993, are as follows (in thousands):



                                           1995        1994     1993
                                         ------       ------    ----
        Current provision                $  640       $1,052    $830
        Deferred provision                  364          300      20
                                         ------       ------    ----
        Provision for income taxes       $1,004       $1,352    $850
                                         ======       ======    ====

   Effective January 1, 1993, the Company adopted SFAS No. 109, which requires the use of the liability method of accounting for income taxes. The Company recorded the effect of adoption as a cumulative effect of a change in accounting principle. The cumulative effect on prior years of this change in accounting principle increased 1993 net income by $583,000, or $0.14 per share, and is reported separately in the consolidated statements of income.

   The components of the net deferred tax asset at December 31, 1995 and 1994 are as follows (in thousands):

                                                                            1995        1994
                                                                          ------      ------
      Deferred tax assets related to:
         Allowance for loan losses                                        $1,595      $1,595
         Unrealized loss on securities available-for-sale                      0         450
         Net operating loss carryforwards acquired                             0          39
         Other                                                                94          65
                                                                         -------      ------
              Total deferred tax assets                                    1,689       2,149
                                                                         -------      ------

      Deferred tax liabilities related to:
         Excess of tax over book basis of premises
           and equipment                                                  (1,199)       (787)
         Unrealized gain on securities available-for-sale                   (236)          0
         Other                                                               (51)       (156)
                                                                         -------      ------
              Total deferred tax liabilities                              (1,486)       (943)
                                                                         -------      ------
              Net deferred tax asset                                     $   203      $1,206
                                                                         =======      ======

   The provision for income taxes shown in the accompanying consolidated statements of income is less than the amount computed by multiplying income before provision for income taxes by the statutory federal income tax rate. A reconciliation of this difference is as follows (in thousands):

                                                                         1995       1994       1993
                                                                       ------     ------     ------
   Income taxes at statutory rate                                      $1,430     $1,735     $1,196
   Increase (decrease) resulting from tax effects of:
      Tax exempt interest, net of disallowance                           (611)      (628)      (570)
      Amortization of excess of cost over fair
        value of subsidiaries acquired                                    213        213        213
      Other, net                                                          (28)        32         11
                                                                       ------     ------     ------
   Provision for income taxes                                          $1,004     $1,352     $  850
                                                                       ======     ======     ======

9.  NOTE PAYABLE TO BANK AND OTHER BORROWED FUNDS

   The Company maintains a $1,000,000 unsecured line of credit with a bank of which $250,000 has been advanced at December 31, 1995 and bears interest at LIBOR plus 1%. At December 31, 1995, the weighted average interest rate charged on the advances was 6.94%. All amounts outstanding under the line of credit are due September 1996.
   FNB maintains a long-term advance agreement with the Federal Home Loan Bank of Atlanta. Under this agreement, the bank can borrow up to $7,250,000. At December 31, 1995, the total amount outstanding under this agreement was $381,000 bearing a fixed rate of interest of 8.08% and due on January 25, 2001. The advances are collateralized by a blanket pledge of FNB's entire portfolio of loans secured by 1 - 4 unit residential property. At December 31, 1995, these loans totaled $26,483,000.

10.  LIMITATION ON SUBSIDIARY DIVIDENDS

   Substantially all of HHC's retained earnings are undistributed earnings of its banking subsidiaries, which are restricted as to payment to HHC by various regulations administered by bank regulatory authorities. For state banks, such as HBT, the limitation on dividends payable is equal to 50% of the preceding year's net income. For national banks, such as FNB, the limitation on dividends payable is equal to net income in the current year combined with its retained net income of the preceding two years.

   In 1995, 1994, and 1993, HBT paid dividends to HHC of $1,500,000, $1,500,000, and $1,300,000, respectively. In
   1995, 1994 and 1993, FNB paid dividends to HHC of $750,000, $0, and $0, respectively. Under the applicable regulations, at December 31, 1995, HBT and FNB could have paid additional dividends to HHC of $38,000 and $2,613,000 respectively without regulatory approval. Additionally, HBT can pay dividends of approximately $1,454,000 in 1996 based on its 1995 net income. The amount of dividends that FNB can pay in 1996 will be dependent primarily on its 1996 net income.

   Dividends received by HHC from HBT and FNB are available for use to service debt obligations, pay other expenses and distribute as dividends to stockholders of HHC.

11.  RELATED-PARTY TRANSACTIONS

   In the normal course of business, HHC's subsidiary banks have granted loans to the Company's executive officers and directors. Loans to executive officers and directors and their related interest outstanding at December 31, 1995 and 1994, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Outstanding loans to executive officers and directors, as well as entities in which the executive officers and directors have a financial interest, were $5,394,000 and $4,149,000 and at December 31, 1995 and 1994, respectively.

   The following table summarizes the change in these amounts
   (in thousands):


                                                     1995       1994
                                                   ------     ------
        Balance at beginning of year               $4,149     $4,550
        New loans                                   5,610      1,393
        Repayments                                 (4,365)    (1,794)
                                                   ------     ------
        Balance at end of year                     $5,394     $4,149
                                                   ======     ======

12.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS
     OF CREDIT

   The Company is a participant in financial instruments with off-balance-sheet risk. These instruments are entered into in the normal course of business to meet the financing needs of the Company's customers and to reduce the Company's own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

   The Company's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit and collateral policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

   The Company grants various types of loans and financial instruments to customers within its respective market areas (primarily Northwest Georgia). Although the Company has a diversified loan portfolio, a significant portion of the Company's loans originate from customers that are directly or indirectly related to the carpet industry. Notably, approximately 40% of the workforce in the Company's market area is employed by companies directly related to the carpet industry. Adverse economic trends in the carpet industry could impair these customers' ability to repay their obligations and result unfavorably on the results of operations of the Company.

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Total commitments to extend credit at December 31, 1995 and 1994 were $52,888,000 and $41,666,000, respectively. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation of the customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, residential real estate, and income-producing commercial properties.

   Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The collateral varies but may include accounts receivable, inventory, property, plant and equipment and residential real estate for those commitments for which collateral is deemed necessary. The Company had $1,192,000 and $1,355,000 in irrevocable standby letters of credit outstanding at December 31, 1995 and 1994, respectively.

13.  REGULATORY REQUIREMENTS

   The Federal Reserve Board requires that member banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 1995, the Company's aggregate reserve requirement averaged approximately $3,711,000.

   The Company is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. The following table summarized the Company's regulatory capital position at December 31, 1995 (unaudited):

                                                               Minimum
                                               Ratio         Requirement
                                              ------         -----------
              Tier 1 capital ratio            13.53%             4.00%

              Total capital ratio             14.79%             8.00%

              Leverage ratio                   9.44%             3.00%


14.  FAIR VALUES OF FINANCIAL INSTRUMENTS

   The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1995 and 1994 (in thousands):

                                                            1995                           1994
                                                 -----------------------        -----------------------
                                                 Carrying          Fair         Carrying           Fair
                                                  Amount           Value         Amount           Value
                                                  -------          -----         -------          ------
  Financial assets:
    Cash and cash equivalents                   $  42,271       $  42,271      $  29,221       $  29,221
    Investment securities, held-to-
      maturity                                          0               0        107,486         103,123
    Investment securities, available-
      for-sale                                    135,206         135,206         33,408          33,408
    Loans                                         239,189         239,572        227,844         224,285
    Accrued interest receivable                     3,674           3,674          3,944           3,944

    Financial liabilities:
       Deposits                                   389,951         389,452        360,515         359,657
       Securities sold under agreements to
          repurchase                                3,536           3,536         20,516          20,516
       Note payable to bank                           250             250            750             743
       Accrued interest payable                     2,078           2,078          1,225           1,225
       Other borrowed funds                           381             410              0               0

   The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

   - Cash and cash equivalents are valued at their carrying amounts reported in the balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

   - Investment securities held-to-maturity and available-for-sale are valued at quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   - Loans are valued on the basis of estimated cash flows discounted using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

   - Deposit liabilities with no defined maturity such as demand deposits, savings accounts, NOW and money market deposits have a fair value equal to the amount payable on demand which is equal to
     their respective carrying amounts.   Fair values of certificates of
     deposit are estimated using a discounted cash flow calculation using the rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair value disclosed. The carrying amount of accrued interest payable approximates its fair value.

   - Securities sold under agreements to repurchase are valued at their carrying amounts reported in the balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments

   - Fair values of note payable to bank and other borrowed funds are estimated using discounted cash flow analysis using the Company's current incremental borrowing rates for similar types of instruments.
   - Off-balance sheet instruments include commitments to extend credit and standby letters of credit. The fair value of such instruments is based on fees currently charged for similar arrangements in the market-place, adjusted for changes in terms and credit risk as appropriate. The carrying value of unamortized fees and hence the fair values of the related commitments were not considered significant as of December 31, 1995 and 1994.

15.  HARDWICK HOLDING COMPANY (PARENT COMPANY ONLY) FINANCIAL INFORMATION

              Hardwick Holding Company (Parent Company Only)

                       Balance Sheets--December 31, 1995 and 1994

                                  (Dollars In Thousands)


                                            Assets

                                                                           1995        1994
                                                                        --------    --------
Cash on deposit in subsidiary bank                                      $    121    $     21
Premises and equipment, net                                                  101         110
Investment in subsidiaries:
  Banking subsidiaries                                                    46,644      43,790
  Nonbanking subsidiary                                                      140         114
Other assets                                                                 441         303
                                                                         -------     -------
     Total assets                                                        $47,447     $44,338


                             Liabilities and Stockholders' Equity

Accounts payable and accrued liabilities                                 $   367     $   208
Note payable to bank                                                         250         750
                                                                         -------     -------
     Total liabilities                                                       617         958
                                                                         -------     -------
Stockholders' equity:
   Common stock, $.50 par value, 10,000,000 shares authorized,
   4,125,141 shares issued; 4,066,478 and 4,060,278 shares
   outstanding at December 31, 1995 and 1994, respectively                 2,063       2,063

   Additional paid-in capital                                             20,233      20,251
   Retained earnings                                                      25,284      22,959
   Unrealized gain (loss) on securities available-for-sale, net
      of taxes, held by banking subsidiaries                                 421        (859)
   Treasury stock, at cost, 58,663 and 64,863 shares at
   December 31, 1995 and 1994, respectively                                 (948)     (1,034)
   Deferred compensation                                                    (223)          0
                                                                         -------     -------
     Total stockholders' equity                                           46,830      43,380
                                                                         -------     -------
     Total liabilities and stockholders' equity                          $47,447     $44,338
                                                                         =======     =======

                             Hardwick Holding Company (Parent Company Only)

                                 Statements of Income

               For the Years Ended December 31, 1995, 1994 and 1993

                                     (In Thousands)

                                                                 1995       1994       1993
                                                               ------     ------     -------
Operating income:
  Interest on deposits in subsidiary bank                      $    12    $     9    $     8
  Dividends from banking subsidiaries                            2,250      1,500      1,300
  Consulting fees from subsidiaries                                586        523        525
                                                               -------    -------     ------
     Total operating income                                      2,848      2,032      1,833
                                                               -------    -------     ------
Operating expense:
  Interest on note payable to bank                                  48         11          0
  Net occupancy expense                                             84         97        101
  Other operating expense                                        1,496      1,207      1,132
                                                               -------    -------     ------
     Total operating expense                                     1,628      1,315      1,233
                                                               -------    -------     ------
Income before income tax benefit and equity
    in undistributed earnings of subsidiaries                    1,220        717        600
Income tax benefit                                                 301        233        205
                                                               -------    -------     ------
Income before equity in undistributed earnings of
    subsidiaries                                                 1,521        950        805
Equity in undistributed earnings of subsidiaries                 1,702      2,801      2,447
                                                               -------    -------     ------
     Net income                                                 $3,223     $3,751     $3,252
                                                               =======    =======     ======

                         Hardwick Holding Company (Parent Company Only)

                                      Statements of Cash Flows

                       For the Years Ended December 31, 1995, 1994 and 1993

                                            (In Thousands)

                                                                          1995       1994        1993
                                                                        ------       -----      ------
Cash flows from operating activities:
  Net income                                                             $3,223      $3,751     $3,252
  Adjustments to reconcile net income to net cash
     provided by operating activities:
        Equity in undistributed earnings of earnings of
           subsidiaries                                                  (1,702)     (2,801)    (2,447)
        Provision for depreciation and amortization                         155         126        128
        Loss on disposal of premises and equipment                            9           0          0
        Increase in other assets                                           (138)        (43)      (146)
        Increase (decrease) in accounts payable and accrued
           liabilities                                                      159          (7)       (21)
                                                                        -------      ------     ------
             Net cash provided by operating activities                    1,706       1,026        766

Cash flows from investing activity:
  Purchases of premises and equipment                                       (32)        (43)       (36)
                                                                        -------      ------     ------
             Net cash used in investing activity                            (32)        (43)       (36)

Cash flows from financing activities:
  Proceeds from note payable to bank                                          0         750          0
  Payments on note payable to bank                                         (500)          0          0
  Cash dividends on common stock                                           (898)       (823)      (742)
  Purchase of treasury stock                                               (251)     (1,034)         0
  Proceeds from sale of treasury stock                                       75           0          0
                                                                        -------      ------     ------
             Net cash used in financing activities                       (1,574)     (1,107)      (742)
                                                                        -------      ------     ------
             Net increase (decrease) in cash                                100        (124)       (12)
                                                                        -------      ------     ------
Cash, beginning of year                                                      21         145        157
                                                                        -------      ------     ------
Cash, end of year                                                       $   121      $   21     $  145
                                                                        =======      ======     ======
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
   Interest                                                             $    48      $   11     $    0
                                                                        =======      ======     ======

   Income taxes received from subsidiaries                              $ 1,080      $1,407     $1,128
   Income taxes paid by parent company                                    1,080       1,255      1,020
                                                                        -------      ------     ------

              Net income taxes received by parent company               $     0      $  152     $  108
                                                                        =======      ======     ======

                            HARDWICK HOLDING COMPANY
                                AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                                  (In thousands)

                                                                                       September 30,     December 31,
                                                                                           1996              1995
                             Assets                                                              (unaudited)
                                                                                       -------------     ------------
Cash and due from banks                                                                $    21,253        $  31,171
Federal funds sold                                                                          13,300           11,100
                                                                                        ----------        ---------
   Total cash and cash equivalents                                                          34,553           42,271
Investment securities, available-for-sale                                                  109,043          135,206
Loans, net                                                                                 265,563          239,189
Premises and equipment, net                                                                 15,421           16,410
Assets under capital lease, net                                                                663              817
Accrued interest receivable                                                                  3,654            3,674
Excess of cost over fair value of
   subsidiaries acquired, net of amortization                                                5,499            5,961
Other assets                                                                                 2,067            1,289
                                                                                        ----------         --------
   Total assets                                                                        $   436,463        $ 444,817
                                                                                        ==========         ========
                        Liabilities and Stockholders' Equity

Deposits-

Noninterest-bearing                                                                    $   85,080         $  84,104
Interest-bearing                                                                          296,244           305,847
                                                                                        ---------         ---------
   Total deposits                                                                         381,324           389,951
Fed funds purchased and securities sold under agreements to repurchase                      2,261             3,536
Other borrowed funds                                                                          325               381
Note payable to bank                                                                        1,100               250
Capital lease obligation                                                                      713               844
Other liabilities                                                                           4,227             3,025
                                                                                        ---------         ---------
   Total liabilities                                                                      389,950           397,987
                                                                                        ---------         ---------
Commitments and contingencies (Notes 2 and 4)
Stockholders' equity-
   Common stock, $.50 par value, 10,000,000 shares authorized,
      4,125,141 shares issued; 4,005,914 and 4,069,078 shares
      outstanding at September 30,1996 and December 31,1995, respectively                  2,063             2,063
   Additional paid-in capital                                                             20,233            20,233
   Retained earnings                                                                      27,173            25,284
   Unrealized losses on securities available-for-sale                                       (595)              421
   Less treasury stock, at cost, 119,227 and 56,063 shares at September 30,
      1996 and December 31, 1995, respectively
   Less deferred compensation from restricted stock plan                                    (205)             (223)
                                                                                        ---------         ---------
      Total stockholders' equity                                                           46,513           46,830
                                                                                        ---------         ---------
      Total liabilities and stockholders' equity                                       $  436,463        $ 444,817
                                                                                        =========         ========

                   (See notes to consolidated financial statements.)

                                  HARDWICK HOLDING COMPANY AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENTS OF INCOME
                                                   (Unaudited)
                                  (In thousands, except per share amounts)

                                                                             For the Three Months Ended
                                                                           --------------------------------
                                                                           September 30,      September 30,
INTEREST INCOME:                                                               1996              1995
                                                                           -------------      -------------
  Interest and fees on loans                                               $      6,324       $      6,120
  Interest on investment securities-
    Taxable                                                                       1,254              1,378
    Nontaxable                                                                      387                375
  Interest on fed funds sold                                                        117                134
        Total interest income                                                     8,082              8,007


INTEREST EXPENSE:
  Interest on deposits                                                            3,185              3,248
  Interest on securities sold under agreements to repurchase                         28                 94
  Interest on other borrowed funds                                                    8                 57
  Interest on note payable and capital lease obligations                             32                 28
        Total interest expense                                                    3,253              3,427

NET INTEREST INCOME BEFORE PROVISION FOR LOAN
  LOAN LOSSES                                                                     4,829              4,580
PROVISION FOR LOAN LOSSES                                                           150                  0
NET INTEREST INCOME                                                               4,679              4,580
NONINTEREST INCOME:
  Service charges on deposit accounts                                               574                590
  Securities gains (losses), net                                                     (2)                 2
  Other noninterest income                                                          392                550
        Total noninterest income                                                    964              1,142

NONINTEREST EXPENSE:
  Salaries and employee benefits                                                  1,988              2,135
  Net occupancy expense                                                             852                881
  Other noninterest expense                                                       1,465              1,726
        Total noninterest expense                                                 4,305              4,742

INCOME BEFORE PROVISION FOR INCOME TAXES                                          1,338                980
PROVISION FOR INCOME TAXES                                                          416                204
NET INCOME                                                                  $       922       $        776
NET INCOME PER SHARE                                                        $      0.23       $       0.19

          (See notes to consolidated financial statements.)

                                 HARDWICK HOLDING COMPANY AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF INCOME
                                                 (Unaudited)
                                 (In thousands, except per share amounts)

                                                                              For the Nine Months Ended
                                                                          --------------------------------
                                                                          September 30,      September 30,
                                                                               1996              1995
                                                                          --------------------------------
INTEREST INCOME:
  Interest and fees on loans                                               $  18,383         $  17,688
  Interest on investment securities-
    Taxable                                                                    3,960             4,197
    Nontaxable                                                                 1,219             1,169
  Interest on fed funds sold                                                     310               354
                                                                            --------          --------
       Total interest income                                                  23,872            23,408
                                                                            --------          --------
INTEREST EXPENSE:
  Interest on deposits                                                         9,613             8,754
  Interest on securities sold under agreements to repurchase                      90               634
  Interest on other borrowed funds                                                23               164
  Interest on note payable and capital lease obligations                          73                93
                                                                            --------          --------
       Total interest expense                                                  9,799             9,645
                                                                            --------          --------
NET INTEREST INCOME BEFORE PROVISION FOR LOAN
  LOAN LOSSES                                                                 14,073            13,763
PROVISION FOR LOAN LOSSES                                                        225                 0
                                                                            --------          --------
NET INTEREST INCOME                                                           13,848            13,763
                                                                            --------          --------
NONINTEREST INCOME:
  Service charges on deposit accounts                                          1,718             1,811
  Securities gains, net                                                            8                 7
  Other noninterest income                                                     1,355             1,260
                                                                            --------          --------
       Total noninterest income                                                3,081             3,078

NONINTEREST EXPENSE:
  Salaries and employee benefits                                               6,003             6,500
  Net occupancy expense                                                        2,538             2,730
  Other noninterest expense                                                    4,286             4,481
                                                                            --------          --------
       Total noninterest expense                                              12,827            13,711
                                                                            --------          --------
INCOME BEFORE PROVISION FOR INCOME TAXES                                       4,102             3,130
PROVISION FOR  INCOME TAXES                                                    1,246               740
                                                                            --------          --------
NET INCOME                                                                 $   2,856         $   2,390
                                                                            ========          ========

NET INCOME PER SHARE                                                       $    0.71         $     .59

      (See notes to consolidated financial statements.)5

                                HARDWICK HOLDING COMPANY AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              (Unaudited)
                                            (In thousands)

                                                                                                    For the Nine Months
                                                                                                           Ended
                                                                                                        September 30,
                                                                                                      1996         1995
                                                                                                    --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                                      $  2,856      $  2,390
  Adjustments to reconcile net income to net cash provided by operating activities
    Provision for loan losses                                                                          225             0
    Provision for depreciation and amortization                                                      1,832         1,822
    Loss on disposition of premises and equipment                                                        2            76
    Accretion of investment security discounts                                                         100           (20)
    Deferred income tax provision                                                                       43             0
    Securities (gains), net                                                                             (8)           (7)
    Decrease in accrued interest receivable                                                             20            93
    (Increase) Decrease in other assets                                                               (487)          257
    Increase in other liabilities                                                                    1,202         1,725
                                                                                                   -------       -------
       Net cash provided by operating activities                                                     5,785         6,336
                                                                                                   -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of investment securities available-for-sale                              25,417           500
  Proceeds from maturities of investment securities held-to-maturity                                     0        15,979
  Proceeds from sales of investment securities available-for-sale                                   21,043         9,858
  Purchases of investment securities available-for-sale                                            (21,948)      (12,007)
  Purchases of investment securities held-to-maturity                                                    0        (2,173)
  Net cash flows from loans originated and principal collected on loans                            (26,374)      (12,517)
  Proceeds from disposal of premises and equipment                                                      46             0
  Purchases of premises and equipment                                                                 (514)       (1,477)
                                                                                                   -------       -------
       Net cash used in investing activities                                                        (2,330)       (1,837)
                                                                                                   -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net decrease in demand deposits, NOW accounts, and savings accounts                               (8,862)       (4,842)
  Net cash flows from sales and maturities of certificates of deposit                                  235        12,954
  Net decrease in fed funds purchased and securities sold
       under agreement to repurchase                                                                (1,275)      (13,772)
  (Decrease) increase in other borrowed funds                                                          (56)        1,400
  Proceeds from note payable to bank                                                                 1,100             0
  Payments on note payable to bank and capital lease obligations                                      (381)         (173)
  Purchase of treasury stock, at cost                                                               (1,208)         (204)
  Proceeds from exercise of stock options                                                                0            72
  Payments of cash dividends                                                                          (726)         (653)
                                                                                                   -------       -------
       Net cash used in financing activities                                                      $(11,173)     $ (5,218)
                                                                                                   -------       -------

                                        HARDWICK HOLDING COMPANY
                                             & SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)
                                              (Unaudited)
                                             (In Thousands)

                                                                                                   For the Nine Months Ended
                                                                                                         September 30,
                                                                                                   -------------------------
                                                                                                      1996           1995
                                                                                                   -------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                               $  (7,718)    $     (719)

CASH AND CASH EQUIVALENTS, beginning of period                                                        42,271          29,221
                                                                                                    --------      ----------
CASH AND CASH EQUIVALENTS, end of period                                                           $  34,553     $    28,502
                                                                                                    ========      ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

   Cash paid during the period for Interest                                                        $   8,840     $     8,198
                                                                                                    ========      ==========
   Cash paid during the period for income taxes                                                    $   1,020     $       580
                                                                                                    ========      ==========
Noncash transactions during the period ended:

   Transfer of premises and equipment to other assets                                              $     211     $         0
                                                                                                    ========      ==========
   Issuance of treasury stock for deferred compensation plan                                       $       0     $       240
                                                                                                    ========      ==========
   Addition to assets under capital leases financed by capital lease obligations                   $       0     $       980
                                                                                                    ========      ==========

   Deduction from assets from abandonment of capital lease obligations                             $             $       338
                                                                                                    ========      ==========

   Transfer from loans to other real estate owned                                                  $       0     $        80
                                                                                                    ========      ==========


                 (See notes to consolidated financial statements.)

HARDWICK HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include the accounts of Hardwick Holding Company (HHC) and its wholly owned subsidiaries, Hardwick Bank and Trust Company (HBT), Hardwick Service Corporation (HSC), and First National Bank of Northwest Georgia (FNBNWG), collectively referred to as the "Company". All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, although, in the opinion of management, such differences would not be significant.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for fair statement of the consolidated financial position and the results of operations of the Company for the interim periods. The results of operations for the nine month period ended September 30, 1996 are not necessarily indicative of the results which may be expected for the entire year.

(2)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a participant in financial instruments with off-balance-sheet risk. These instruments are entered into in the normal course of business to meet the financing needs of its customers and to reduce the Company's own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit and collateral policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

HBT and FNBNWG grant various types of loans and financial instruments to customers within their respective market areas (primarily Northwest Georgia). Although the Company has a diversified loan portfolio, a significant portion of the Company's loans originate from customers that are directly or indirectly related to the carpet industry. Notably, approximately 40% of the work force in the Company's market area is employed by companies directly related to the carpet industry. Adverse economic trends in the carpet industry could impair these customers' ability to repay their obligations and result unfavorably on the results of operations of the Company.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Total commitments to extend credit at September 30, 1996, were approximately $63,648,000. HBT and FNBNWG evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by HBT and FNBNWG, upon extension of credit is based on management's credit evaluation of the customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by HBT and FNBNWG to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The collateral varies but may include accounts receivable, inventory, property, plant and equipment and residential real estate for those commitments for which collateral is deemed necessary. The Company had irrevocable standby letters of credit of approximately $1,390,000 outstanding at September 30, 1996.

(3)  LONG-LIVED ASSETS

Effective January 1, 1996, the Company adopted Statements of Accounting Standards No. 121 (FAS 121) Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The adoption of this standard did not have a significant impact on the financial condition or results of operations of the Company.

(4)  CONTINGENCIES

The Company is involved in litigation and other legal proceedings arising in the course of its normal business activities.
Although the ultimate outcome of these matters cannot be determined at this time, it is the opinion of management that none of these matters, when resolved, will have a significant effect on the Company's financial condition or results of operations.

(5)       EARNINGS PER SHARE

Earnings per share is calculated on the basis of weighted average number of shares outstanding, which was 4,048,172 for the nine month period ended September 30, 1996 and 4,072,513 for the nine month period ended September 30, 1995.

                                    Exhibit (d)(2)

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
 DALTON, GEORGIA TIME, ON MARCH 15, 1997, UNLESS EXTENDED.

                      LETTER OF TRANSMITTAL
                 To Tender Shares of Common Stock
                                of
                     HARDWICK HOLDING COMPANY

     Pursuant to Hardwick Holding Company's Offer to Purchase
                      Dated December 5, 1996


TO:  Hardwick Holding Company
     One Hardwick Square
     P.O. Box 1367
     Dalton, Georgia 30722-1367
     Attention: Michael Robinson



     Delivery of this Letter of Transmittal to an address other than as set forth above, or transmission via facsimile, does not constitute a valid delivery. The instructions contained herein should be read carefully before this Letter of Transmittal is completed.

     The undersigned acknowledges receipt of the Offer to Purchase dated December 5, 1996 (the "Offer to Purchase") of Hardwick Holding Company (the "Company"), and this Letter of Transmittal which collectively constitute the Company's offer (the "Tender Offer") to purchase up to 25,575 shares of Common Stock, par value $.50 per share, of the Company (the "Shares").

     Capitalized terms used but not defined herein have the meaning given them in the Offer to Purchase.

     The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action he or she desires to take with respect to the Tender Offer.



                  PLEASE READ THIS ENTIRE LETTER
             CAREFULLY BEFORE CHECKING ANY BOX BELOW

             TO BE COMPLETED BY ALL TENDERING HOLDERS
                 OF SHARES REGARDLESS OF WHETHER
       SUCH SHARES ARE BEING PHYSICALLY DELIVERED HEREWITH

     List below the Shares to which this Letter of Transmittal relates. If the space provided below is inadequate, list the certificate numbers and the number of shares on a separately executed schedule and affix the schedule to this Letter of Transmittal.

                                                         DESCRIPTION OF SHARES TENDERED
                                                               (See Instruction 3)
           Name(s) and Address(es) of Registered Owner(s)                         Certificate(s) Tendered
(If necessary, please make corrections on the address label affixed        (Attach additional list if necessary)
                               below)
------------------------------------------------------------------------------------------------------------------------
                                                                            Certificate    Total Number
                                                                            Number(s)       of Shares       Number of
                                                                                           Represented by      Shares
                                                                                           Certificate(s)    Tendered**
------------------------------------------------------------------------------------------------------------------------



**     Unless otherwise indicated, it will be assumed that all Shares evidenced by any certificates delivered to the Company are being tendered (up to 100 shares).  See Instruction 4.
------------------------------------------------------------------------------------------------------------------------

     This Letter of Transmittal must be used whether verifications for Shares are to be forwarded herewith, or whether guaranteed delivery procedures are being used, according to the procedures set forth in the Offer to Purchase under the caption "The Tender Offer -- Procedures For Tendering Shares of Company Common Stock." Your bank or broker can assist you in completing this form. The instructions included with this Letter of Transmittal must be followed. See Instructions 2 and 5 below.

     Holders of Shares who wish to tender and whose Shares are not immediately available or who cannot deliver their Shares and all other documents required hereby to the Company on or before the Expiration Date must tender Shares according to the guaranteed delivery procedures set forth in the Offer to Purchase under the caption "The Tender Offer -- Procedures for Tendering Shares of Company Common Stock." See Instruction 2 below.

  ____ CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A
       NOTICE OF GUARANTEED DELIVERY AND COMPLETE THE FOLLOWING:

       Name of Owner(s):

       Name of Institution that guaranteed delivery:

       PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned hereby tenders to Hardwick Holding Company, a Georgia corporation (the "Company"), the above-described shares of the Company's Common Stock, par value $.50 per share (the "Shares"), pursuant to the Company's offer to purchase Shares for $20.00 per share (the "Purchase Price") as described in the Company's Offer to Purchase dated December 5, 1996 (the "Offer to Purchase"), upon the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Tender Offer").

     Subject to, and effective upon, acceptance for purchase of the Shares tendered herewith in accordance with the terms of the Tender Offer, the undersigned hereby sells, assigns, and transfers to, or upon the order of, the Company all right, title and interest in and to all of the Shares that are being tendered hereby (and any and all other Shares or other securities issued or issuable in respect thereof on or after November 20, 1996) and appoints the Company the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares and any such other Shares (or securities) with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares (and any such other Shares or securities), together in any such case with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, (b) present such Shares (and any such other Shares or securities) for transfer on the books of the Company and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any such other Shares or securities), all in accordance with the terms of the Tender Offer.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby (and any and all Shares or other securities issued or issuable in respect thereof on or after November 20, 1996) and that when the same are accepted for purchase by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claim. The undersigned, upon request, will execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby (and any and all Shares or other securities issued or issuable in respect of such Shares on or after November 20, 1996). In addition, the undersigned shall promptly remit and transfer to the Company any and all other Shares or other securities (including rights) issued to the undersigned on or after November 20, 1996 in respect of the Shares tendered hereby, accompanied by appropriate documentation of transfer, and, pending such remittance or appropriate assurance thereof, the Company shall be entitled to all rights and privileges as owner of any such other Shares or other securities and may withhold all or part of the aggregate Purchase Price therefor, as determined by the Company in its sole discretion.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable. See "TERMS OF THE TENDER OFFER -- Withdrawal Rights" in the Offer to Purchase.

     The undersigned understands that tenders of Shares pursuant to any one of the procedures described in the Offer to Purchase under the caption "The Tender Offer--Procedure for Tendering Shares of Company Stock" and in the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Tender Offer, including the tendering holder's representation and warranty that (i) such holder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such shares complies with Rule 14e-4.

     The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Company may not be required to purchase any of the Shares tendered hereby or may accept for purchase, pro rata with Shares tendered by other shareholders, fewer than all the Shares tendered hereby. Unless otherwise indicated below under "Special Delivery Instructions," please mail the check representing the Purchase Price for the Shares tendered herewith and/or any Shares not tendered or not accepted for purchase (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature. Similarly, unless otherwise indicated below under "Special Issuance Instructions," please issue such check and/or any Shares not tendered or not accepted for purchase in the name of the undersigned and mail such check and/or Shares to the undersigned at the address shown below the undersigned's signature. In the event that both the Special Delivery Instructions and the Special Issuance Instructions are completed, please issue the check representing the Purchase Price and/or any Shares not tendered or not accepted for purchase in the name of, and deliver said check and/or Shares to, the person or persons so indicated. The undersigned recognizes that the Company has no obligation pursuant to the Special Issuance Instructions to transfer any Shares from the name of the registered holder thereof if the Company does not accept for purchase any of the Shares so tendered.

                           INSTRUCTIONS
   FORMING PART OF THE TERMS AND CONDITIONS OF THE TENDER OFFER

1. GUARANTEE OF SIGNATURES. No signature guarantee on this Letter of Transmittal is required (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered herewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Issuance Instructions" on the reverse hereof or (ii) if such Shares are tendered for the account of a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES. This Letter of Transmittal is to be completed by shareholders if certificates are to be forwarded herewith. Certificates for all physically tendered Shares, as well as a properly completed and duly executed Letter of Transmittal or facsimile thereof with any required signature guarantees and any other documents required by this Letter of Transmittal, must be received by the Company at its address set forth above on or prior to the Expiration Date (as defined in the Offer to Purchase). Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Company on or prior to the desired date of tender may tender their Shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedure set forth in the Offer to Purchase under the caption "The Tender Offer--Procedures for Tendering Shares of Company Stock." Pursuant to such procedure, (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company must be received by the Company on or prior to the desired date of tender and (iii) the certificates for all physically tendered Shares together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any required signature guaranteed and any other documents required by this Letter of Transmittal must be received by the Company within two New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery, all as provided in the Offer to Purchase under the caption "The Tender Offer--Procedures for Tendering Shares of Company Stock."

   THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED
DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING
SHAREHOLDER.  IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN
RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED, AND ENOUGH
TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

   No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be accepted for purchase. All tendering shareholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their Shares for purchase.

3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate schedule attached hereto.

4. PARTIAL TENDERS. If fewer than all the Shares evidenced by any certificate submitted are to be tendered, fill in the number of Shares which are to be tendered in the box entitled "Number of Shares Tendered." In such case, new certificate(s) for the remainder of the shares that were evidenced by old certificate(s) will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable after the Expiration Date. Tendering shareholders must tender all Shares owned by them; provided, however, that the Company will not purchase more than 100 Shares from any one shareholder. All Shares represented by certificates delivered to the Company (up to 100 Shares) will be deemed to have been tendered unless otherwise indicated.

5. SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered owner of the Shares tendered hereby, the signature must correspond with the name as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

   If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

   If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

   If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Company of their authority to act must be submitted.

   When this Letter of Transmittal is signed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless the check or certificates for Shares not tendered or not accepted for purchase are to be issued in the name of a person other than the registered owner(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

   If this Letter of Transmittal is signed by a person other than the registered owner(s) of the certificates listed, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates.
Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

6. SPECIAL ISSUANCE AND DELIVERY INSTRUCTIONS. If the check and certificates comprising Shares not tendered or accepted for purchase are to be (i) issued in the name of a person other than the person(s) signing this Letter of Transmittal or (ii) sent to someone other than the person(s) signing this Letter of Transmittal or to such person(s) at an address other than that shown under that person's signature(s) on the reverse hereof, the appropriate boxes on this Letter of Transmittal should be completed.

7. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for assistance may be directed to, or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Company at the following address: One Hardwick Square, P.O. Box 1367, Dalton, Georgia 30722-1367, Attention: Michael Robinson. Mr. Robinson may be reached by telephone at (706) 217-3950.

8. SUBSTITUTE FORM W-9. The tendering shareholder is required to provide the Company with a correct Taxpayer Identification Number ("TIN") on Substitute Form W-9, which is provided under "Important Tax Information" below, or to indicate that the shareholder is not subject to backup withholding by checking the box in Part 2 of the Substitute Form W-9. Failure to provide the information on the form may subject the tendering shareholder to 20% federal income tax withholding on the Purchase Price. The box in Part 3 of the form may be checked if the tendering shareholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future. If the box in Part 3 is checked and the Company is not provided with a TIN within 60 days, the Company will withhold 20% of the gross proceeds payable to the shareholder pursuant to the Tender Offer. Foreign shareholders should communicate with the Company regarding applicable tax certification procedures.

9.  MUTILATED, LOST, STOLEN OR DESTROYED SHARES.  Any
Stockholders whose Shares have been mutilated, lost, stolen or destroyed should contact the Company at the address indicated above for further instructions.

   IMPORTANT: THIS LETTER OF TRANSMITTAL OR A FACSIMILE COPY THEREOF (TOGETHER WITH CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE COMPANY, OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE COMPANY, ON OR PRIOR TO EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE) TO ENSURE PARTICIPATION IN THE TENDER OFFER.

                    IMPORTANT TAX INFORMATION

   Under federal income tax law, a shareholder whose tendered Shares are accepted for purchase is required to provide the Company with such shareholder's correct taxpayer identification number on Substitute Form W-9 below. If such shareholder is an individual, the taxpayer identification number is his social security number. If the Company is not provided with the correct taxpayer identification number, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service.

   Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status. Such statements can be obtained from the Company. See the enclosed Form W-9 Instructions for additional instructions.

   If backup withholding applies, the Company is required to withhold 20% of the gross proceeds payable to the shareholder pursuant to the Tender Offer. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9

   To prevent backup withholding on the Purchase Price payable to a shareholder with respect to Shares purchased pursuant to the Tender Offer, the shareholder is required to notify the Company of his correct taxpayer identification number by completing the form below certifying that the taxpayer identification number provided on Substitute Form W-9 is correct (or that such shareholder is awaiting a taxpayer identification number).

What Number to Give the Company

   The shareholder is required to give the Company the social security number or employer identification number of the record owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Form W-9 Instructions for additional guidance on which number to report.

                                      PAYER'S NAME:  HARDWICK HOLDING COMPANY
--------------------------------------------------------------------------------------------------------------------
         SUBSTITUTE           Part 1-PLEASE PROVIDE YOUR TIN IN THE BOX              Social security number
          Form W-9            AT RIGHT AND CERTIFY BY SIGNING AND DATING
                              BELOW                                            OR _______________________________

                                                                                  Employer Identification Number
--------------------------------------------------------------------------------------------------------------------
     Department of the        Part 2-Check the box if you are NOT subject to backup withholding under the provisions
          Treasury            of section 3406(a)(1)(C) of the Internal Revenue Code because (1) you have not been
  Internal Revenue Service    notified that you are subject to backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified you that you are no longer subject to backup withholding  -- ______
--------------------------------------------------------------------------------------------------------------------

 Payer's Request for         CERTIFICATION--UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT THE
 Taxpayer Identification     INFORMATION PROVIDED ON THIS FORM IS TRUE, CORRECT AND COMPLETE.
    Number (TIN)
                             SIGNATURE   ____________________________ DATE   ________        Part 3
                                                                                             Awaiting TIN
--------------------------------------------------------------------------------------------------------------------
NOTE:     FAILURE TO COMPLETE AND RETURN THIS FORM TO THE
          COMPANY MAY RESULT IN BACKUP WITHHOLDING OF 20% OF
          ANY PAYMENTS MADE TO YOU PURSUANT TO THE TENDER
          OFFER.  PLEASE REVIEW THE ENCLOSED FORM W-9
          INSTRUCTIONS FOR ADDITIONAL DETAILS.

_______________________________________________________      _____________________________________________________
SPECIAL ISSUANCE INSTRUCTIONS                                SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 5, and 6)                               (See Instructions 1, 5 and 6)

To be completed ONLY if certificates and checks              To be completed ONLY if certificates and checks
comprising the Shares not tendered are to be issued          and/or Shares not tendered or not accepted for
in the name of someone other than the undersigned.           tender are to be sent to someone other than the
                                                             undersigned or to the undersigned at an address
     Issue shares to:                                        other than that shown below the undersigned's
                                                             signature.
  Name________________________________________________
                     (Please Print)                              Mail __  Checks to:
  Address_____________________________________________                __  Shares to:
         _____________________________________________
         _____________________________________________        Name________________________________________________
                   (Include Zip Code)                                            (Please Print)
                                                              Address_____________________________________________
_____________________________________________________                _____________________________________________
     (Tax identification or Social Security Number                   _____________________________________________
      (Also complete Form W-9 on the Reverse Side)                             (Include Zip Code)
_______________________________________________________       _____________________________________________________

/TABLE

ALL TENDERING SHAREHOLDERS MUST SIGN HERE

__________________________________________

__________________________________________
          Signature(s) of Owner(s)

Dated:_____________________________________

  Must be signed by the registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.

Name(s)_______________________________________
______________________________________________
                  Please Print)

Capacity______________________________________

Address_______________________________________
______________________________________________
______________________________________________
              (Include Zip Code)

Area Code and Telephone No. __________________

Tax Identification or
Social Security No.___________________________

       (Also complete Form W-9 on Reverse Side)
                 GUARANTEE OF SIGNATURES
               (See Instructions 1 and 5)

Authorized Signature___________________________

Name of Firm___________________________________

Dated:_________________________________________